Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142765

Post-Effective Supplement No. 1

(to Post-Effective Prospectus dated April 18, 2008)

This Post-Effective Supplement No. 1 supplements and amends the post-effective prospectus dated April 18, 2008, which we refer to as the Prospectus. The Prospectus relates to the issuance by us from time to time of an aggregate of 75,004,303 shares of our common stock in exchange for exchangeable shares of our special purpose subsidiary, Domtar (Canada) Paper Inc.

On August 8, 2008, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2008. A copy of such Quarterly Report on Form 10-Q is attached to and constitutes an integral part of this Post-Effective Supplement No. 1.

This Post-Effective Supplement No. 1 should be read in conjunction with the Prospectus, which is to be delivered with this Post-Effective Supplement No. 1. This Post-Effective Supplement No. 1 is qualified by reference to the Prospectus except to the extent that the information in this Post-Effective Supplement No. 1 supersedes the information contained in the Prospectus.

In reviewing the Prospectus and this Post-Effective Supplement No. 1, you should carefully consider the risks under “Risk Factors” beginning on page 9 of the prospectus, dated April 18, 2008, as updated by the risk factors discussed in Item 1A of Part II of the Form 10-Q attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Post-Effective Supplement No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Post-Effective Supplement No. 1 is August 11, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 29, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 001-33164

DOMTAR CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	20-5901152
(State of Incorporation)	(I.R.S. Employer Identification No.)

395 de Maisonneuve West, Montreal, Quebec H3A 1L6 Canada

(Address of principal executive offices) (zip code)

(514) 848-5555

(Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    YES  ☐    NO  ☒

At August 6, 2008, 492,288,715 shares of the issuer’s voting common stock were outstanding.

DOMTAR CORPORATION

FORM 10-Q

For the Quarterly Period Ended June 29, 2008

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS (UNAUDITED)

DOMTAR CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

	Thirteen weeks ended		Twenty-six weeks ended
CONSOLIDATED STATEMENTS OF EARNINGS	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
(in millions of dollars, unless otherwise noted)	(Unaudited)
	$	$	$	$
Sales	1,639	1,583	3,304	2,634
Operating expenses
Cost of sales, excluding depreciation and amortization	1,336	1,288	2,678	2,146
Depreciation and amortization	118	132	234	210
Selling, general and administrative	94	92	206	133
Closure and restructuring costs	11	2	12	5

	1,559	1,514	3,130	2,494

Operating income	80	69	174	140
Interest expense	37	47	76	58

Earnings before income taxes	43	22	98	82
Income tax expense	19	11	38	22

Net earnings	24	11	60	60

Per common share (in dollars) (NOTE 6)
Net earnings
Basic	0.05	0.02	0.12	0.14
Diluted	0.05	0.02	0.12	0.14
Weighted average number of common and exchangeable shares outstanding (millions)
Basic	515.5	515.2	515.5	431.7
Diluted	515.8	516.3	515.9	432.3

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR CORPORATION

CONSOLIDATED BALANCE SHEETS

	At
	June 29, 2008	December 30 2007
(in millions of dollars, unless otherwise noted)	(Unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	61	71
Receivables, less allowances of $10 and $9	560	504
Inventories (NOTE 8)	926	936
Prepaid expenses	37	14
Income and other taxes receivable	77	69
Deferred income taxes	181	182

Total current assets	1,842	1,776
Property, plant and equipment, at cost	9,680	9,685
Accumulated depreciation	(4,562)	(4,323)

Net property, plant and equipment	5,118	5,362
Goodwill (NOTE 9)	363	372
Intangible assets, net of amortization (NOTE 10)	104	111
Other assets	109	105

Total assets	7,536	7,726

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	38	63
Trade and other payables	743	765
Income and other taxes payable	37	28
Long-term debt due within one year	19	17

Total current liabilities	837	873
Long-term debt	2,122	2,213
Deferred income taxes	999	1,003
Other liabilities and deferred credits	361	440
Commitments and contingencies (NOTE 13)
Shareholders’ equity
Common stock
$0.01 par value: authorized 2,000,000,000 shares issued and outstanding: 491,677,015 and 471,169,959 shares, respectively	5	5
Exchangeable shares
No par value; unlimited shares authorized; issued and held by nonaffiliates: 23,856,012 and 44,252,831 shares, respectively	159	293
Additional paid-in capital	2,715	2,573
Retained earnings	107	47
Accumulated other comprehensive income	231	279

Total shareholders’ equity	3,217	3,197

Total liabilities and shareholders’ equity	7,536	7,726

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	Issued and outstanding common and exchangeable stock (millions of shares)	Common stock, at par	Exchangeable shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
(In millions of dollars, unless otherwise noted)	(Unaudited)
		$	$	$	$	$	$
Balance at December 30, 2007	515.4	5	293	2,573	47	279	3,197
Conversion of exchangeable shares	—	—	(134)	134	—	—	—
Issuance of common shares	0.1	—	—	1	—	—	1
Stock-based compensation	—	—	—	7	—	—	7
Net earnings	—	—	—	—	60	—	60
Cash flow hedge fair value adjustments, net of tax	—	—	—	—	—	(4)	(4)
Amortization of prior year service costs	—	—	—	—	—	1	1
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(45)	(45)

Balance at June 29, 2008	515.5	5	159	2,715	107	231	3,217

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Thirteen weeks ended		Twenty-six weeks ended
CONSOLIDATED STATEMENTS OF CASH FLOWS	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
(In millions of dollars)	(Unaudited)
	$	$	$	$
Operating activities
Net earnings	24	11	60	60
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization	118	132	234	210
Deferred income taxes	1	(4)	13	(15)
Net gains on disposals of property, plant and equipment	(1)	—	(1)	—
Stock-based compensation expense	4	1	9	1
Gain on sale of trademark	(6)	—	(6)	—
Other	2	—	4	1
Changes in assets and liabilities, net of effects of acquisition
Receivables	23	68	(58)	(19)
Inventories	11	19	—	27
Prepaid expenses	(5)	(2)	(22)	(7)
Trade and other payables	(13)	(8)	(31)	38
Income and other taxes	(11)	2	1	16
Difference between employer pension and other post-retirement contributions and pension and other post-retirement expense	(42)	(25)	(47)	(29)
Other assets and other liabilities	8	(5)	(16)	(3)

Cash flows provided from operating activities	113	189	140	280

Investing activities
Additions to property, plant and equipment	(36)	(32)	(65)	(46)
Proceeds from disposals of property, plant and equipment	1	22	22	22
Proceeds from sale of trademark	6	—	6	—
Business acquisitions – cash acquired	—	—	—	573
Other	—	(4)	—	(4)

Cash flows provided from (used for) investing activities	(29)	(14)	(37)	545

Financing activities
Net change in bank indebtedness	(49)	(23)	(26)	(3)
Repayment of revolving bank credit facility	—	(90)	(50)	—
Issuance of short-term debt	—	—	—	1,350
Issuance of long-term debt	—	—	—	800
Repayment of short-term debt	—	—	—	(1,350)
Repayment of long-term debt	(31)	(81)	(37)	(81)
Debt issue costs	—	—	—	(24)
Distribution to Weyerhaeuser prior to March 7, 2007	—	—	—	(1,431)
Other	—	(4)	—	(5)

Cash flows used for financing activities	(80)	(198)	(113)	(744)

Net increase (decrease) in cash and cash equivalents	4	(23)	(10)	81
Translation adjustments related to cash and cash equivalents	—	(7)	—	(2)
Cash and cash equivalents at beginning of period	57	110	71	1

Cash and cash equivalents at end of period	61	80	61	80

Supplemental cash flow information
Net cash payments for:
Interest	36	43	55	43
Income taxes	39	18	46	21

The accompanying notes are an integral part of the consolidated financial statements.

INDEX FOR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, in the opinion of Management, include all adjustments that are necessary for the fair presentation of Domtar Corporation’s (“the Company” or “Domtar”) financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed in the Notes to Consolidated Financial Statements, such adjustments are of a normal, recurring nature. Results for the first twenty-six weeks of the year may not necessarily be indicative of full year results. It is suggested that these consolidated financial statements be read in conjunction with the audited consolidated financial statements and the notes thereto included in Domtar’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007, as filed with the Securities and Exchange Commission. The December 30, 2007 Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Certain reclassifications of prior period balances have been made for consistent presentation with the present periods.

BACKGROUND

Domtar was incorporated on August 16, 2006 for the sole purpose of holding the Weyerhaeuser Fine Paper Business (the “Business Unit”) and consummating the combination of the Business Unit with Domtar Inc. (the “Transaction”). The Business Unit was operated by Weyerhaeuser Company (“Weyerhaeuser”) prior to the completion of the Transaction.

On August 22, 2006, Weyerhaeuser and certain wholly owned subsidiaries entered into an agreement with Domtar Inc. providing for:

•	A series of transfers and other transactions resulting in the Business Unit becoming wholly owned by the Company (the “Contribution”);

•	The distribution of shares of the Company to Weyerhaeuser shareholders (the “Distribution”); and

•	The combination of Domtar Inc., treated as a purchase for accounting purposes, with the Company.

The Transaction was consummated on March 7, 2007. Domtar had no operations prior to March 7, 2007 when, upon the completion of the Transaction, it became an independent public holding company that, directly or indirectly through its subsidiaries, owns the Business Unit and Domtar Inc. As of the date of consummation of the Transaction, Domtar is referred to as the “Successor.”

For accounting and financial reporting purposes, the Business Unit is considered to be the “Predecessor” to Domtar and as a result, its historical financial statements now constitute the historical financial statements of Domtar. Accordingly, the results reported for the first six months of 2008 include results of the Successor for the entire period and those reported for the first six months of 2007 include the results of operations of the Business Unit, on a carve-out basis, for the period from January 1, 2007 to March 6, 2007 and the results of operations of the Successor for the period from March 7, 2007 to July 1, 2007.

Domtar Inc. is an integrated manufacturer of uncoated freesheet with pulp, paper and converting facilities in the United States and Canada. Domtar Inc.’s paper business is the most significant segment. In addition to the paper business, Domtar Inc. manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar Inc. and by other manufacturers.

The Business Unit consists of pulp and paper mills, converting operations, sawmills, forest management licenses and related assets. These facilities are principally engaged in the harvesting of timber and the manufacture, distribution and sale of paper, pulp, and forest products, including softwood lumber.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 1. BASIS OF PRESENTATION (CONTINUED)

Although Weyerhaeuser does not have a continuing proprietary interest in Domtar, the Company entered into several agreements with Weyerhaeuser and/or certain of its subsidiaries in connection with the Transaction, including a tax sharing agreement, an intellectual property licensing agreement, a transition services agreement, fiber and pulp supply agreements and site services agreements. These agreements enable the Company to continue to operate the Business Unit efficiently following the completion of the Transaction.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 2. RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING CHANGE IMPLEMENTED

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Beginning in fiscal year 2008, the Company has elected to partially adopt SFAS No. 157 in accordance with FASB Staff Position No. FAS 157-2 (FSP FAS No. 157-2), which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis including those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective December 31, 2007, did not have an impact on the Company’s consolidated financial position and results of operations. The Company is currently assessing the impact of fully adopting SFAS No. 157 on its future disclosures for nonfinancial assets and nonfinancial liabilities. There will be no impact on its consolidated financial position and results of operations as a result of the full implementation of SFAS No. 157.

FUTURE ACCOUNTING CHANGES

BUSINESS COMBINATIONS

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). This Statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS No. 141(R) requires the acquirer to measure the noncontrolling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the noncontrolling interest in addition to the goodwill attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since Statement 141(R) will only be applicable to future business combinations, it will not have a significant effect on the Company’s financial position, results of operations or cash flows prior to such acquisitions.

NONCONTROLLING INTERESTS

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the noncontrolling interest. The Statement requires disclosure on the face of the consolidated statement of earnings of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the noncontrolling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 2. RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The Company does not expect the initial adoption of SFAS No. 160 to have a significant effect on the financial position, results of operations and cash flows as the Company has no significant noncontrolling interests.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 161 on its future disclosures.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 3. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company operates within North America, which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company uses derivative instruments (currency options and foreign exchange forward contracts) to mitigate its exposure to fluctuations in foreign currency exchange rates. The Company’s policy allows it to hedge a significant portion of forecasted purchases in Canadian dollars for periods up to three years. In addition, the Company’s risk management policy allows it to hedge a significant portion of its forecasted natural gas purchases for periods up to three years.

The Company does not enter into derivative financial instruments for trading or speculative purposes. The derivative financial instruments are recorded on the Consolidated Balance Sheets at fair value and are included in prepaid expenses and trade and other payables. The effective portion of changes in the fair value of derivative contracts designated as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders’ equity, and are recognized in cost of sales in the period in which the hedged transaction occurs.

Fair value measurements for the Company’s derivatives are classified under Level 2 because such measurements are determined using published market prices or estimated based on observable inputs such as interest rates, yield curves, spot and future exchange rates.

FOREIGN CURRENCY EXCHANGE RATE

In 2008, the Company formally documented the relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. Foreign exchange forward contracts and currency options contracts used to hedge forecasted purchases in Canadian dollars are designated as cash flow hedges. Current contracts are used to hedge forecasted purchases over the next 12 months.

NATURAL GAS SWAP CONTRACTS

During the twenty-six weeks ended June 29, 2008, the Company entered into natural gas swap contracts to hedge certain future identifiable natural gas purchases. The Company formally documents the relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. Natural gas swap contracts used to hedge forecasted natural gas purchases are designated as cash flow hedges. These contracts are used to hedge forecasted purchases over the next 3 years.

During the twenty-six weeks ended June 29, 2008, the Company recorded an after tax loss of $4 million in accumulated other comprehensive income concerning these foreign currency and natural gas derivatives, which will be recognized in cost of sales upon maturity of the derivatives during the next 3 years at the then current values, which may be different from the June 29, 2008 values. At June 29, 2008, the fair value of these contracts were reflected on the Consolidated Balance Sheet at $8 million in prepaid expenses and $4 million in trade and other payables.

The natural gas swap contracts were fully effective as of June 29, 2008. The critical terms of the hedging instruments (currency options and foreign exchange forward contracts) and the hedged items match. As a result, there were no material amounts reflected in the Consolidated Statement of Earnings for the twenty-six week period ended June 29, 2008 resulting from hedge ineffectiveness.

During the twenty-six weeks ended June 29, 2008, the gain recorded in cost of sales in the Consolidated Statement of Earnings related to the change in the fair value of foreign exchange forward contracts designated as cash flow hedges that matured during the period was not significant.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 3. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED)

In 2007, the Company had derivative instruments that were recorded at fair value in the purchase price allocation. As such, hedge accounting was not permitted and these instruments were recorded at fair value with the resulting gains and losses being reflected in earnings. For the twenty-six weeks ended July 1, 2007, the Company recorded nil in earnings. At December 30, 2007, the Company had no derivative instruments outstanding.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 4. BUSINESS COMBINATION

On March 7, 2007, the Company completed the Transaction to combine the Weyerhaeuser Fine Paper Business with Domtar Inc. The description of the Transaction was disclosed in the Company’s Annual Report on Form 10-K for the year ended December 30, 2007.

The following unaudited pro-forma information for the twenty-six weeks ended July 1, 2007, presents a summary of consolidated results of operations of the Company as if the Transaction had occurred at the beginning of fiscal 2007. These unaudited pro-forma results have been prepared for comparative purposes only.

Twenty-six weeks ended	July 1, 2007
Sales	$3,207
Operating expenses, excluding depreciation and amortization	2,820
Depreciation and amortization	245

Operating income	142
Earnings before income taxes	53
Net earnings applicable to common shares	37

Basic earnings per share	0.07

Diluted earnings per share	0.07

Basic weighted average number of common and exchangeable shares outstanding (millions)	515.2

Diluted weighted average number of common and exchangeable shares outstanding (millions)	516.3

The above pro-forma information includes a charge of $29 million for transaction related costs of Domtar Inc. incurred in the first quarter of 2007. The pro-forma adjustments have all been reflected in the first quarter of 2007.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 5. STOCK-BASED COMPENSATION

OMNIBUS INCENTIVE PLAN

On February 20, 2008, a second grant under the Omnibus Incentive Plan was provided to executives and other key employees.

Performance Conditioned Restricted Stock Units (“PCRSUs”)

On February 20, 2008, the Company granted 757,750 PCRSUs having a weighted average grant date fair value of $6.71 and a weighted average remaining contractual life of approximately 36 months. Each PCRSU is equivalent in value to one common share and is subject to a service condition as well as a performance or market condition. These awards have an additional feature where the ultimate number of units that vest will be determined by the Company’s performance results or shareholder return in relation to a predetermined target over the period to vesting. No awards vest when the minimum thresholds are not achieved. The performance measurement date will vary depending on the specific award. Upon vesting, the participants will receive common shares of the Company or in certain instances cash of an equivalent value.

Restricted Stock Units (“RSUs”)

On February 20, 2008, the Company granted 583,480 RSUs having a weighted average grant date fair value of $6.71 and a weighted average remaining contractual life of approximately 36 months. The Company will deliver one share of common stock in settlement of each outstanding RSU that has vested in accordance with the stipulated service conditions. The awards cliff vest at various dates up to February 20, 2011.

Non-qualified Stock Options

On February 20, 2008, the Company granted 340,500 stock options, having an exercise price of $6.71 and grant date fair value of $2.03. The stock options vest at various dates up to February 20, 2011 if certain market conditions are met in addition to a service period. Upon exercise, the option holders may elect to proceed with a cashless exercise and receive common shares net of the deduction for cashless exercise. The options expire at various dates no later than seven years from the date of grant.

2008 Stock-based Compensation Expense

For the thirteen and twenty-six weeks ended June 29, 2008, compensation expense recognized in the Company’s results of operations was approximately $5 million and $10 million, respectively, for all outstanding awards (2007 – $3 million and $3 million, respectively).

The fair value of the stock options granted in 2008 was estimated at the date of grant using a Black-Scholes based option pricing model or an option pricing model that incorporated the market conditions when applicable. The following assumptions were used in calculating the fair value of the options granted.

Dividend yield	0%
Expected volatility	39%
Risk-free interest rate	3%
Expected life	4 years

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 6. EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings per share:

	Thirteen weeks ended		Twenty-six weeks ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
	(Unaudited)
Net earnings	$24	$11	$60	$60
Weighted average number of common and exchangeable shares outstanding (millions)	515.5	515.2	515.5	431.7
Effect of dilutive securities (millions)	0.3	1.1	0.4	0.6

Weighted average number of diluted common and exchangeable shares outstanding (millions)	515.8	516.3	515.9	432.3

Basic net earnings per share (in dollars)	$0.05	$0.02	$0.12	$0.14
Diluted net earnings per share (in dollars)	$0.05	$0.02	$0.12	$0.14

The following table includes the potential maximum awards of certain awards that were not included in the computation of diluted earnings per share for the thirteen and twenty-six weeks ended June 29, 2008 and July 1, 2007 due to performance targets not being satisfied at the end of the period or were antidilutive:

	Thirteen weeks ended		Twenty-six weeks ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
Restricted stock units	1,506,318	—	1,331,842	—
Options	1,582,658	—	1,636,602	—
Performance-based awards	4,260,175	2,347,213	4,290,445	3,738,479

The calculation of earnings per common share for the thirteen and twenty-six weeks ended June 29, 2008 is based on the weighted-average number of Domtar common stock outstanding during the period. The calculation for diluted earnings per common share for the thirteen and twenty-six weeks ended June 29, 2008 recognizes the effect of all potential dilutive common stock.

Prior to the Transaction, the Company did not have publicly traded common stock or stock options outstanding. The weighted average number of shares of common stock of Domtar Corporation outstanding for the thirteen and twenty-six weeks ended July 1, 2007 assumes that all such common stock outstanding immediately after the Contribution but before the acquisition of Domtar Inc. were outstanding since January 1, 2007. The effect of dilutive securities for the thirteen and twenty-six weeks ended July 1, 2007 assumes that all replacement stock options of Domtar were outstanding immediately after the Contribution on March 5, 2007.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 7. PENSION PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS

DEFINED CONTRIBUTION PLANS

The Company has several defined contribution plans and multi-employer plans. The pension expense under these plans is equal to the Company’s contribution. For the thirteen and twenty-six weeks ended June 29, 2008, the pension expense was $5 million and $11 million, respectively (2007 - $3 million and $5 million, respectively).

DEFINED BENEFIT PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several defined benefit pension plans covering substantially all employees. Non-unionized employees in Canada joining the Company participate in defined contribution plans. The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The Company also provides other post-retirement plans to eligible Canadian and US employees; the plans are unfunded and include life insurance programs, medical and dental benefits and short-term and long-term disability programs.

Components of net periodic benefit cost for pension plans and other post-retirement benefit plans
	Thirteen weeks ended June 29, 2008		Twenty-six weeks ended June 29, 2008
	Pension Plans	Other post-retirement benefit plans	Pension Plans	Other post-retirement benefit plans
	$	$	$	$
Service cost	8	1	18	2
Interest expense	21	2	42	3
Expected return on plan assets	(21)	—	(43)	—
Settlement	2	—	4	—
Amortization of prior year service costs	1	—	1	—

Net periodic benefit cost	11	3	22	5

	Thirteen weeks ended July 1, 2007		Twenty-six weeks ended July 1, 2007
	Pension Plans	Other post-retirement benefit plans	Pension Plans	Other post-retirement benefit plans
	$	$	$	$
Service cost	12	1	17	2
Interest expense	21	2	30	3
Expected return on plan assets	(24)	—	(37)	—
Amortization of prior year service costs	—	—	1	—

Net periodic benefit cost	9	3	11	5

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 7. PENSION PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS (CONTINUED)

The Company contributed $55 million and $71 million for the thirteen and twenty-six weeks ended June 29, 2008, respectively, (2007 - $37 million and $43 million, respectively) to the pension plans. The Company expects to contribute approximately $95 million in 2008 to the pension plans. The Company also contributed $1 million and $3 million for the thirteen and twenty-six weeks ended June 29, 2008, respectively, (2007 - $1 million and 2 million, respectively) to the other post-retirement benefit plans.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 8. INVENTORIES

The following table presents the components of inventories:

	June 29, 2008	December 30, 2007
	$	$
Work in process and finished goods	574	586
Raw materials	137	136
Operating and maintenance supplies	215	214

	926	936

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 9. GOODWILL

The carrying value and any changes in the carrying value of goodwill are as follows:

	June 29, 2008	December 30, 2007
	$	$
Balance at beginning of period	372	14
Impairment of goodwill	—	(4)
Acquisition of Domtar Inc.	—	300
Effect of foreign currency exchange rate change	(9)	62

Balance at end of period	363	372

The goodwill at both June 29, 2008 and December 30, 2007 is entirely related to the Papers segment.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 10. INTANGIBLE ASSETS

The following table presents the components of intangible assets:

	Weighted average useful lives	June 29, 2008	December 30, 2007
		$	$
Intangible assets subject to amortization
Water rights	40	15	15
Power purchase agreements	25	32	33
Customer relationships	20	9	9
Trade names	7	7	7
Supplier agreements	5	6	6
Natural gas contracts	4	16	17
Cutting rights	Units of production method	28	29

		113	116
Allowance for amortization		(9)	(5)

Total intangible assets		104	111

Amortization expense related to intangible assets for the thirteen and twenty-six weeks ended June 29, 2008 was $2 million and $4 million, respectively, (2007 – nil and nil, respectively).

Amortization expense for the next five years related to intangible assets is expected to be as follows:

	2008	2009	2010	2011	2012
	$	$	$	$	$
Amortization expense related to intangible assets	8	8	9	9	5

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 11. CLOSURE AND RESTRUCTURING PROVISION

The following table provides the activity in the closure and restructuring provision.

June 29, 2008
$
Balance at beginning of year	83
Severance payments	(11)
Reversals (a)	(23)
Other	3
Effect of foreign currency exchange rate change	3

Balance at June 29, 2008	55

(a)	Reversal of a provision for a contract assumed in the Transaction as a result of its termination by the counterparty in the first quarter of 2008.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 12. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Thirteen weeks ended		Twenty-six weeks ended
COMPREHENSIVE INCOME	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
	(Unaudited)
	$	$	$	$
Net earnings	24	11	60	60
Other comprehensive income
Net derivative gains (losses) on cash flow hedges, net of tax	1	4	(4)	4
Amortization of prior service costs	1	—	1	—
Foreign currency translation adjustments, net of tax	16	136	(45)	140

Comprehensive income	42	151	12	204

The Company’s accumulated other comprehensive income includes the following, net of tax:

At	June 29, 2008	December 30, 2007
	(Unaudited)
	$	$
Cash flow hedge fair value adjustments	(4)	—
Foreign currency translation adjustments	285	330
Unrecognized losses and prior service costs related to pension and post-retirement benefit plans	(50)	(51)

Accumulated other comprehensive income	231	279

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 13. COMMITMENTS AND CONTINGENCIES

ENVIRONMENT

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities.

During the first quarter of 2006, the Company closed the pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Saskatchewan due to poor market conditions. The Company has not determined at this time whether the facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts.

An action was commenced by Seaspan International Ltd. (“Seaspan”) in the Supreme Court of British Columbia, on March 31, 1999, against Domtar Inc. and others with respect to alleged contamination of Seaspan’s site bordering Burrard Inlet in North Vancouver, British Columbia including contamination of sediments in Burrard Inlet, due to the presence of creosote. As of July 3, 2002, the parties entered into a partial Settlement Agreement (the “Settlement Agreement”) which provided that while the agreement was performed in accordance with its terms, the action commenced by Seaspan would be held in abeyance. The Settlement Agreement focused on the sharing of costs between Seaspan and Domtar Inc. for certain remediation of contamination referred to in the plaintiff’s claim. The Settlement Agreement did not address all of the plaintiff’s claims as that could not be reasonably determined at that time. On June 3, 2008, Domtar was notified by Seaspan that it terminated the Settlement Agreement. The Company has recorded a provision to address potential exposure.

Domtar Inc. was issued a Request for Response Action (“RFRA”) by the Minnesota Pollution Control Agency (“MPCA”) for the clean-up of tar seeps and soils at a former coal tar distillation plant located in Duluth, Minnesota. On March 27, 1996, the MPCA issued a RFRA to Domtar Inc., Interlake Corp., Allied-Signal, Inc. and Beazer East, Inc. requiring the investigation and potential remediation of a portion of an industrial site located in Duluth, Minnesota, believed to contain contaminated sediments originating from former coke and gas plants and coal tar distillation plants. Domtar Inc. formerly operated one coal tar distillation plant. By final and binding arbitration award, the remediation cost related to Domtar Inc. is estimated to be between $4 million and $7 million. Discussion between all concerned parties to finalize the interpretation of the decision and the estimated future costs are on going. At June 29, 2008, the Company had a provision for the estimated remediation costs.

At June 29, 2008, the Company had a provision of $116 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company’s financial position, earnings or cash flows.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The following table reflects changes in the reserve for environmental remediation:

June 29, 2008
$
Balance at beginning of year	119
Additions	5
Environmental spending	(2)
Effect of foreign currency exchange rate change	(6)

Balance at June 29, 2008	116

CONTINGENCIES

In the normal course of operations, the Company becomes involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims, and labor issues. While the final outcome with respect to actions outstanding or pending at June 29, 2008, cannot be predicted with certainty, it is management’s opinion that their resolution will not have a material adverse effect on the Company’s financial position, earnings or cash flows.

Domtar Inc. is subject to a motion by Joachim Laferrière Électricien Inc., filed in the Quebec Superior Court on January 9, 2006, for authorization to bring a class action suit against Domtar Inc. and others for alleged damages relating to a conspiracy to fix prices of carbonless sheets during the period of January through December 2000 in the Province of Quebec, Canada. Domtar is also subject to a motion by McLay & Company Inc. filed in Ontario Superior Court on January 11, 2006 for authorization to bring a class action suit against Domtar Inc. and others, for alleged inflated prices of carbonless sheets paper during the period of October 1999 through September 2000 in the Province of Ontario, Canada. These class actions have been settled and the settlements were approved by the respective courts in July 2008. The amounts had been previously provided for.

In the early part of 2006, the Company closed its pulp and paper mill in Prince Albert, Saskatchewan. Certain unionized parties filed a grievance against Weyerhaeuser following the shut down, alleging that certain post-closure actions taken by Weyerhaeuser violated their collective bargaining agreement. In particular, the union disputed the post-closure contracting with a third-party vendor to oversee on-site security at Prince Albert. In connection with the Transaction, the Company has assumed any liability with respect to this grievance. The Company has not determined whether these previously idled facilities will be reopened, sold or closed. In a separate grievance relating to the closure of the Prince Albert facility, which could result in liability in excess of $20 million, the union is claiming that it is entitled to the accumulated pension benefits during the actual layoff period because, according to the union, a majority of employees retained still had recall rights during the layoff. The Company is currently evaluating its position with respect to these grievances and cannot be certain that it will not incur liability, which could be material, with respect to these grievances.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

On July 31, 1998, Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar Inc. in specified circumstances, Domtar Inc. could have been obligated to pay up to a maximum of approximately $118 million (CDN$120 million), an amount gradually declining over a 25-year period. At March 7, 2007, the maximum amount of the purchase price adjustment was approximately $108 million (CDN$110 million). No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, the Company received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of $108 million (CDN$110 million) as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and sought a purchase price adjustment of $108 million (CDN$110 million) as well as additional compensatory damages. The Company does not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intends to defend itself vigorously against any claims with respect thereto. However, the Company may not be successful in the defense of such claims, and if the Company is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the liquidity, results of operations and financial condition.

GUARANTEES AND INDEMNIFICATIONS

In the normal course of business, the Company offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. At June 29, 2008, the Company is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded a significant expense in the past.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 14. FAIR VALUE MEASUREMENT

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of June, 29 2008, in accordance with SFAS 157 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

Fair value measurement at reporting date using:

	June 29, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance sheet classification
	$	$	$	$
Assets
Derivative financial instruments	8	—	8	—	Prepaid expenses

Total	8	—	8	—

Liabilities
Derivative financial instruments	4	—	4	—	Trade and other payables

Total	4	—	4	—

Derivative financial instruments include foreign exchange forward contracts, foreign exchange options and natural gas swap contracts. Fair value measurements for the Company’s derivatives are classified under Level 2 because such measurements are determined using published market prices or estimated based on observable inputs such as interest rates, yield curves, spot and future exchange rates.

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 15. SEGMENT DISCLOSURES

The Company operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of the Company’s reportable segments:

•	Papers – represents the aggregation of the manufacturing and distribution businesses, commercial printing and publication, and technical and specialty papers, as well as pulp.

•

Paper Merchants – involves the purchasing, warehousing, sale and distribution of various products made by the Company and by other manufacturers. These products include business and printing papers and certain industrial products.

•	Wood – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

The Company evaluates performance based on operating income, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

An analysis and reconciliation of the Company’s business segment information to the respective information in the financial statements is as follows:

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 15. SEGMENT DISCLOSURES (CONTINUED)

	Thirteen weeks ended		Twenty-six weeks ended
Segment Data	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
	(Unaudited)
	$	$	$	$
Sales
Papers	1,407	1,349	2,836	2,304
Paper Merchants	243	226	505	302
Wood	70	90	133	137

Total for reportable segments	1,720	1,665	3,474	2,743
Intersegment sales – Papers	(73)	(66)	(156)	(90)
Intersegment sales – Paper Merchants	—	(1)	—	(1)
Intersegment sales – Wood	(8)	(15)	(14)	(18)

Consolidated sales	1,639	1,583	3,304	2,634

Depreciation and amortization
Papers	110	126	220	198
Paper Merchants	1	—	1	1
Wood	7	6	13	11

Consolidated depreciation and amortization	118	132	234	210

Operating income (loss)
Papers	92	92	206	163
Paper Merchants	2	2	5	6
Wood	(12)	(20)	(34)	(24)
Corporate	(2)	(5)	(3)	(5)

Consolidated operating income	80	69	174	140
Interest expense	37	47	76	58

Earnings before income taxes	43	22	98	82
Income tax expense	19	11	38	22

Net earnings	24	11	60	60

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3.10 of Regulation S-X, in connection with the Company’s issuance of debt securities in exchange for outstanding debt securities of Domtar Inc, a wholly-owned subsidiary of the Company. Pursuant to this exchange transaction, the securities that were issued (the “Guaranteed Debt”) were fully and unconditionally guaranteed by Domtar Paper Company, LLC, a wholly-owned subsidiary of the Company and the successor to the Weyerhaeuser Fine Paper Business U.S. Operations, and by Domtar Enterprises Inc. (and subsidiaries), a wholly-owned subsidiary of the Company (“Guarantor Subsidiaries”), on a joint and several basis. The Guaranteed Debt will not be guaranteed by certain of Domtar Paper Company LLC’s own wholly-owned subsidiaries; including Domtar Delaware Investments Inc, Domtar Delaware Holdings Inc, Domtar Delaware Holdings LLC, Domtar Inc. and Domtar Pulp & Paper Products Inc. (collectively the “Non-Guarantor Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets at June 29, 2008 and December 30, 2007 and the statements of earnings (loss), and cash flows for the thirteen and twenty-six weeks ended June 29, 2008 and July 1, 2007 for Domtar Corporation (the “Parent Company”), and on a combined basis for the Guarantor Subsidiaries and, on a combined basis, the Non-Guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Guarantor Subsidiaries as well as the investments of the Guarantor Subsidiaries in the Non-Guarantor Subsidiaries, in both cases using the equity method. The Parent Company’s purchase price allocation adjustments, including applicable intangible assets, arising from the business acquisition in Note 4 have been pushed down to the applicable subsidiary columns.

Condensed Consolidating Statement of Earnings (loss) for the thirteen weeks ended June 29, 2008

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Sales	—	1,291	752	(404)	1,639
Operating expenses
Cost of sales, excluding depreciation and amortization	—	1,002	738	(404)	1,336
Depreciation and amortization	—	77	41	—	118
Selling, general and administrative	5	66	23	—	94
Closure and restructuring costs	—	(1)	12	—	11

	5	1,144	814	(404)	1,559

Operating income (loss)	(5)	147	(62)	—	80
Interest expense (revenue)	33	24	(20)	—	37

Earnings (loss) before income taxes	(38)	123	(42)	—	43
Income tax expense (benefit)	(15)	36	(2)	—	19
Share in earnings of equity accounted investees	47	(40)	—	(7)	—

Net earnings (loss)	24	47	(40)	(7)	24

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Statement of Earnings (loss) for the twenty-six weeks ended June 29, 2008

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Sales	—	2,595	1,474	(765)	3,304
Operating expenses
Cost of sales, excluding depreciation and amortization	—	2,057	1,386	(765)	2,678
Depreciation and amortization	—	155	79	—	234
Selling, general and administrative	8	127	71	—	206
Closure and restructuring costs	—	—	12	—	12

	8	2,339	1,548	(765)	3,130

Operating income (loss)	(8)	256	(74)	—	174
Interest expense (revenue)	71	(9)	14	—	76

Earnings (loss) before income taxes	(79)	265	(88)	—	98
Income tax expense (benefit)	(32)	94	(24)	—	38
Share in earnings of equity accounted investees	107	(64)	—	(43)	—

Net earnings (loss)	60	107	(64)	(43)	60

Condensed Consolidating Statement of Earnings (loss) for the thirteen weeks ended July 1, 2007

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Sales	—	1,347	591	(355)	1,583
Operating expenses
Cost of sales, excluding depreciation and amortization	—	1,096	547	(355)	1,288
Depreciation and amortization	—	83	49	—	132
Selling, general and administrative	3	56	33	—	92
Closure and restructuring costs	—	2	—	—	2

	3	1,237	629	(355)	1,514

Operating income (loss)	(3)	110	(38)	—	69
Interest expense	16	11	20	—	47

Earnings (loss) before income taxes	(19)	99	(58)	—	22
Income tax expense (benefit)	(7)	36	(18)	—	11
Share in earnings of equity accounted investees	23	(40)	—	17	—

Net earnings (loss)	11	23	(40)	17	11

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Statement of Earnings (loss) for the twenty-six weeks ended July 1, 2007

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Sales	—	2,092	1,017	(475)	2,634
Operating expenses
Cost of sales, excluding depreciation and amortization	—	1,687	934	(475)	2,146
Depreciation and amortization	—	148	62	—	210
Selling, general and administrative	3	82	48	—	133
Closure and restructuring costs	—	5	—	—	5

	3	1,922	1,044	(475)	2,494

Operating income (loss)	(3)	170	(27)	—	140
Interest expense	21	14	23	—	58

Earnings (loss) before income taxes	(24)	156	(50)	—	82
Income tax expense (benefit)	(9)	45	(14)	—	22
Share in earnings of equity accounted investees	75	(36)	—	(39)	—

Net earnings (loss)	60	75	(36)	(39)	60

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Balance Sheet June 29, 2008

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Assets
Current assets
Cash and cash equivalents	11	41	9	—	61
Receivables	—	509	51	—	560
Inventories	—	640	286	—	926
Prepaid expenses	3	6	28	—	37
Income and other taxes receivable	69	(6)	14	—	77
Intercompany accounts	—	495	573	(1,068)	—
Deferred income taxes	5	75	101	—	181

Total current assets	88	1,760	1,062	(1,068)	1,842
Property, plant and equipment, at cost	—	5,682	3,998	—	9,680
Accumulated depreciation	—	(2,409)	(2,153)	—	(4,562)

Net property, plant and equipment	—	3,273	1,845	—	5,118
Goodwill	—	71	292	—	363
Intangible assets, net of amortization	—	—	104	—	104
Investments in affiliates	5,681	1,975	15	(7,671)	—
Intercompany advances	2	—	640	(642)	—
Other assets	39	30	40	—	109

Total assets	5,810	7,109	3,998	(9,381)	7,536

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	—	33	5	—	38
Trade and other payables	30	380	333	—	743
Intercompany accounts	619	—	449	(1,068)	—
Income and other taxes payable	—	9	28	—	37
Long-term debt due within one year	8	8	3	—	19

Total current liabilities	657	430	818	(1,068)	837
Long-term debt	2,096	17	9		2,122
Intercompany long-term loans	—	642	—	(642)	—
Deferred income taxes	—	921	78	—	999
Other liabilities and deferred credits	—	58	303	—	361
Shareholders’ equity	3,057	5,041	2,790	(7,671)	3,217

Total liabilities and shareholders’ equity	5,810	7,109	3,998	(9,381)	7,536

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Balance Sheet December 30, 2007

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Assets
Current assets
Cash and cash equivalents	9	53	9	—	71
Receivables	—	452	52	—	504
Inventories	—	646	290	—	936
Prepaid expenses	—	4	10	—	14
Income and other taxes receivable	—	46	23	—	69
Intercompany accounts	—	367	387	(754)	—
Deferred income taxes	5	57	120	—	182

Total current assets	14	1,625	891	(754)	1,776
Property, plant and equipment, at cost	—	5,558	4,127	—	9,685
Accumulated depreciation	—	(2,127)	(2,196)	—	(4,323)

Net property, plant and equipment	—	3,431	1,931	—	5,362
Goodwill	—	85	287	—	372
Intangible assets, net of amortization	—	—	111	—	111
Investments in affiliates	5,465	1,881	15	(7,361)	—
Intercompany advances	2	—	640	(642)	—
Other assets	23	13	69	—	105

Total assets	5,504	7,035	3,944	(8,757)	7,726

Liabilities and shareholders’ equity
Current liabilities
Bank indebtness	—	54	9	—	63
Trade and other payables	15	427	323	—	765
Intercompany accounts	406	—	348	(754)	—
Income and other taxes payable	—	3	25	—	28
Long-term debt due within one year	8	9	—	—	17

Total current liabilities	429	493	705	(754)	873
Long-term debt	2,170	29	14	—	2,213
Intercompany long-term loans	—	642	—	(642)	—
Deferred income taxes	—	819	184	—	1,003
Other liabilities and deferred credits	1	132	307	—	440
Shareholders’ equity	2,904	4,920	2,734	(7,361)	3,197

Total liabilities and shareholders’ equity	5,504	7,035	3,944	(8,757)	7,726

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Statement of Cash Flows for the thirteen weeks ended June 29, 2008

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Operating activities
Net earnings (loss)	24	47	(40)	(7)	24
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	22	(33)	93	7	89

Cash flows provided from operating activities	46	14	53	—	113

Investing activities
Additions to property, plant and equipment	—	(25)	(11)	—	(36)
Proceeds from disposals of property, plant and equipment	—	—	1	—	1
Proceeds on sale of trademark	—	—	6	—	6
Increase in long-term advances to related parties	(13)	—	(26)	39	—
Decrease in long-term advances to related parties	—	39	—	(39)	—

Cash flows provided from (used for) investing activities	(13)	14	(30)	—	(29)

Financing activities
Net change in bank indebtedness	—	(37)	(12)	—	(49)
Repayment of long-term debt	(22)	(7)	(2)	—	(31)

Cash flows used for financing activities	(22)	(44)	(14)	—	(80)

Net (decrease) increase in cash and cash equivalents	11	(16)	9	—	4
Cash and cash equivalents at beginning of period	—	57	—	—	57

Cash and cash equivalents at end of period	11	41	9	—	61

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Statement of Cash Flows for the twenty-six weeks ended June 29, 2008

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Operating activities
Net earnings (loss)	60	107	(64)	(43)	60
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	35	75	(73)	43	80

Cash flows provided from (used for) operating activities	95	182	(137)	—	140

Investing activities
Additions to property, plant and equipment	—	(39)	(26)	—	(65)
Proceeds from disposals of property, plant and equipment	—	—	22	—	22
Proceeds on sale of trademark	—	—	6	—	6
Increase in long-term advances to related parties	(15)	(126)	—	141	—
Decrease in long-term advances to related parties	—	—	141	(141)	—

Cash flows provided from (used for) investing activities	(15)	(165)	143	—	(37)

Financing activities
Net change in bank indebtedness	—	(22)	(4)	—	(26)
Repayment of revolving bank credit	(50)	—	—	—	(50)
Repayment of long-term debt	(28)	(7)	(2)	—	(37)

Cash flows used for financing activities	(78)	(29)	(6)	—	(113)

Net (decrease) increase in cash and cash equivalents	2	(12)	—	—	(10)
Cash and cash equivalents at beginning of period	9	53	9	—	71

Cash and cash equivalents at end of period	11	41	9	—	61

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Statement of Cash Flows for the thirteen weeks ended July 1, 2007

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Operating activities
Net earnings (loss)	11	23	(40)	17	11
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	116	(83)	162	(17)	178

Cash flows provided from (used for) operating activities	127	(60)	122	—	189

Investing activities
Additions to property, plant and equipment	—	(15)	(17)	—	(32)
Proceeds from disposals of property, plant and equipment	—	1	21	—	22
Increase in long-term advances to related parties	—	—	(96)	96	—
Decrease in long-term advances to related parties	25	71	—	(96)	—
Other	—	—	(4)	—	(4)

Cash flows provided from (used for) investing activities	25	57	(96)	—	(14)

Financing activities
Net change in bank indebtedness	—	(17)	(6)	—	(23)
Repayment of revolving bank credit	(90)	—	—	—	(90)
Repayment of long-term debt	(80)	—	(1)	—	(81)
Other	—	1	(5)	—	(4)

Cash flows used for financing activities	(170)	(16)	(12)	—	(198)

Net increase (decrease) in cash and cash equivalents	(18)	(19)	14	—	(23)
Translation adjustments related to cash and cash equivalents	—	—	(7)	—	(7)
Cash and cash equivalents at beginning of period	49	61	—	—	110

Cash and cash equivalents at end of period	31	42	7	—	80

DOMTAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 29, 2008

(IN MILLIONS OF DOLLARS, UNLESS OTHERWISE NOTED)

(UNAUDITED)

NOTE 16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

Condensed Consolidating Statement of Cash Flows for the twenty-six weeks ended July 1, 2007

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
	(Unaudited)
	$	$	$	$	$
Operating activities
Net earnings (loss)	60	75	(36)	(39)	60
Changes in operating and intercompany assets and liabilities and non cash items, included in net earnings (loss)	43	142	(4)	39	220

Cash flows provided from (used for) operating activities	103	217	(40)	—	280

Investing activities
Additions to property, plant and equipment	—	(24)	(22)	—	(46)
Proceeds from disposals of property, plant and equipment	—	1	21	—	22
Business acquisitions—cash acquired	—	573	—	—	573
Increase in long-term advances to related parties	—	(728)	—	728	—
Decrease in long-term advances to related parties	663	—	65	(728)	—
Other	—	—	(4)	—	(4)

Cash flows provided from (used for) investing activities	663	(178)	60	—	545

Financing activities
Net change in bank indebtedness	—	3	(6)	—	(3)
Issuance of short-term debt	1,350	—	—	—	1,350
Issuance of long-term debt	800	—	—	—	800
Repayment of short-term debt	(1,350)	—	—	—	(1,350)
Repayment of long-term debt	(80)	—	(1)	—	(81)
Debt issue costs	(24)	—	—	—	(24)
Distribution to Weyerhaeuser prior to March 7, 2007	(1,431)	—	—	—	(1,431)
Other	—	—	(5)	—	(5)

Cash flows provided from (used for) financing activities	(735)	3	(12)	—	(744)

Net increase in cash and cash equivalents	31	42	8	—	81
Translation adjustments related to cash and cash equivalents	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	—	—	1	—	1

Cash and cash equivalents at end of period	31	42	7	—	80

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), unless otherwise specified, “Domtar Corporation,” “the Company,” “Domtar,” “we,” “us” and “our” refer to Domtar Corporation and its subsidiaries, as well as its investments. Domtar Corporation’s common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange. Except where otherwise indicated, all financial information reflected herein is determined on the basis of accounting principles generally accepted in the United States (“GAAP”). This MD&A should be read in conjunction with Domtar Corporation’s unaudited interim consolidated financial statements and notes thereto included elsewhere in this Quarterly Report. You should also read the MD&A in conjunction with the historical financial information contained in our Annual Report on Form 10-K for the year ended December 30, 2007, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2008.

In accordance with industry practice, in this report, the term “ton” and the symbol “ST” refer to a short ton, an imperial unit of measurement equal to 0.9072 metric tons. The term “tonne” and the symbol “ADMT” refer to an air dry metric ton and the term “MFBM” refers to million foot board measure. In this report, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars, and the term “dollars” and the symbol “$” refer to U.S. dollars. In the following discussion, unless otherwise noted, references to increases or decreases in income and expense items, prices, contribution to net earnings, and shipment volume are based on the thirteen and twenty-six week periods ended June 29, 2008 as compared to the thirteen and twenty-six week periods ended July 1, 2007. The thirteen week periods are also referred to as the second quarter of 2008 and 2007, and the twenty-six week periods are also referred to as the first half or year-to-date of 2008 and 2007.

EXECUTIVE SUMMARY

In the second quarter of 2008, we reported operating income of $80 million, a decrease of $14 million compared to an operating income of $94 million in the first quarter of 2008. The decrease in operating income is primarily due to the inclusion in the results for the first quarter of 2008 of a reversal of a provision for $23 million due to the early termination by the counterparty of an unfavorable contract. Excluding this reversal in the first quarter of 2008, operating income increased $9 million in the second quarter of 2008 compared to the first quarter of 2008. This increase in operating income was due to higher average selling prices for pulp and paper as well as wood products, a gain of $6 million related to the sale of trademarks, higher shipments for our wood products and the positive impact of a weaker Canadian dollar. These factors were partially offset by lower paper shipments, higher costs due to planned maintenance shutdowns, higher freight costs as well as higher raw material costs for fiber, chemicals and energy. Higher closure and restructuring costs were also incurred in the second quarter of 2008.

For the second half of the year, we anticipate the demand for uncoated freesheet paper in North America to remain under pressure due to the challenging economic environment although low inventory levels and capacity rationalization within the industry help maintain a supply-demand balance. Our synergy program is well-advanced; profit margin expansion in the Papers segment is expected from both the continued benefits from synergies and from price increases implemented in uncoated freesheet early in the third quarter.

These and other factors that affected the quarter-to-quarter comparison of financial results are discussed in the quarter-to-quarter analysis and segment analysis.

RECENT DEVELOPMENTS

Agreement in principle with the Government of Quebec – consolidation of forestry activities in Northwestern Quebec

On May 1, 2008, we announced that we had reached an agreement in principle with the Minister of Natural Resources and Wildlife of the Province of Quebec on the allocation of forest harvesting rights in Northern Quebec. This agreement in principle, which is subject to consultations with local elected officials, First Nation communities and other wood business operators of the region, will allow us to execute our consolidation plan, by providing the reallocation of 665,000 net annual cubic meters for the Val d’Or sawmill and 450,000 net annual cubic meters for the Matagami sawmill, and by providing the required volume to restore the viability of these operations. We are committed to cooperate with the Minister of Natural Resources and Wildlife throughout the consultation process. This agreement in principle also calls for the permanent closure of the Lebel-sur-Quévillon sawmilling operations and the reallocation of 276,000 cubic meters to other sawmill operators in this region. This reallocation of available forest harvesting rights will permit Domtar to add a third shift at the Val d’Or sawmill and a second shift at the Matagami sawmill.

THE TRANSACTION

Domtar Corporation was incorporated on August 16, 2006 for the sole purpose of holding the Weyerhaeuser Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (the “Transaction”). The Weyerhaeuser Fine Paper Business was owned by Weyerhaeuser Company (“Weyerhaeuser”) prior to the completion of the Transaction. The Transaction was consummated on March 7, 2007. Domtar Corporation had no operations prior to March 7, 2007 when, upon the completion of the Transaction, it became an independent public holding company that, directly or indirectly through its subsidiaries, owns the Weyerhaeuser Fine Paper Business and Domtar Inc. We refer to Domtar Corporation, as of the consummation of the Transaction, as the “Successor.”

Although Weyerhaeuser does not have a continuing proprietary interest in Domtar Corporation, we have entered into several agreements with Weyerhaeuser and/or some of its subsidiaries in connection with the Transaction, including a tax sharing agreement, an intellectual property licensing agreement, a transition services agreement, fiber and pulp supply agreements and site services agreements. These agreements enable us to continue to operate the Weyerhaeuser Fine Paper Business efficiently following the completion of the Transaction.

The following MD&A of Domtar Corporation covers a period prior to the Transaction. For accounting and financial reporting purposes, the Weyerhaeuser Fine Paper Business is considered to be the “Predecessor” to Domtar Corporation and as a result, its historical financial statements now constitute the historical financial statements of Domtar Corporation. Accordingly, the results reported for the second quarter of 2008 and 2007 and the first half of 2008 include results of the Successor for the entire period and those reported for the first half of 2007 include the results of operations of the Weyerhaeuser Fine Paper Business, on a carve-out basis, for the period from January 1, 2007 to March 6, 2007 and the results of operations of the Successor for the period from March 7, 2007 to July 1, 2007. These historical financial statements may not be indicative of our future performance. See Part I, Item 1A, Risk Factors, “The historical financial information of the Predecessor may not be representative of its results if the Weyerhaeuser Fine Paper Business had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results” included in our Annual Report on Form 10-K for the year ended December 30, 2007, as filed with the SEC.

For more information on the Transaction, refer to Note 1 of the unaudited interim consolidated financial statements included in this Quarterly Report on Form 10-Q.

ACCOUNTING FOR THE TRANSACTION

The Transaction was considered, for accounting purposes, as the acquisition of Domtar Inc. by Domtar Corporation and has been accounted for using the purchase method of accounting. Accordingly, the purchase price was based upon the estimated fair value of Domtar Corporation common stock issued in addition to acquisition costs directly related to the Transaction. Since no quoted market price existed for the shares of Domtar Corporation’s common stock, the purchase price was based on the fair value of the net assets acquired on August 23, 2006, the date on which the terms of the Transaction were agreed to and announced. The fair value of Domtar Inc. common shares of $6.63 per share used in the calculation of the purchase price was based upon the average closing price of Domtar Inc. common shares on the Toronto Stock Exchange for the five trading days beginning August 21, 2006 and ending August 25, 2006, converted at the average daily foreign exchange rate of the Bank of Canada. The number of outstanding Domtar Inc. common shares used in the calculation of the fair value was based on the same periods.

For more information on the accounting for the Transaction, refer to the information included in our Annual Report on Form 10-K for the year ended December 30, 2007 and Note 4 of our unaudited interim consolidated financial statements included in this Quarterly Report on Form 10-Q.

OUR BUSINESS

Our reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. A description of our business is included in Part I, Item 1, Business of our Annual Report on Form 10-K for the year ended December 30, 2007.

CONSOLIDATED RESULTS OF OPERATIONS AND SEGMENT REVIEW

The following table includes the unaudited interim consolidated financial results of Domtar Corporation for the second quarter and first half of 2008 and 2007. The first half of 2007 consists of the consolidated financial results of the Weyerhaeuser Fine Paper Business, on a carve-out basis, from January 1, 2007 to March 6, 2007 and of the Successor for the period from March 7, 2007 to July 1, 2007.

	Thirteen weeks ended		Twenty-six weeks ended
FINANCIAL HIGHLIGHTS	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
(In millions of U.S. dollars, unless otherwise noted)
Sales	$1,639	$1,583	$3,304	$2,634

Operating income	80	69	174	140

Net earnings	24	11	60	60

Net earnings per common share (in dollars)[1]:
Basic	0.05	0.02	0.12	0.14
Diluted	0.05	0.02	0.12	0.14

Operating income (loss) per segment:
Papers	$92	$92	$206	$163
Paper Merchants	2	2	5	6
Wood	(12)	(20)	(34)	(24)
Corporate	(2)	(5)	(3)	(5)

Total	$80	$69	$174	$140

			At June 29, 2008	At December 30, 2007
Total assets			$7,536	$7,726
Total long-term debt, including current portion			$2,141	$2,230

1	Refer to Note 6 of the unaudited interim consolidated financial statements included in Item 1 of this Quarterly Report on Form 10-Q, for more information on the calculation of net earnings per common share.

THIRTEEN WEEK PERIOD ENDED JUNE 29, 2008 VERSUS

THIRTEEN WEEK PERIOD ENDED JULY 1, 2007

Sales

Sales for the second quarter of 2008 amounted to $1,639 million, an increase of $56 million, or 4%, from sales of $1,583 million in the second quarter of 2007. The increase was mainly attributable to higher average selling prices for pulp and paper as well as higher shipments for pulp in the second quarter of 2008. These factors were partially offset by lower shipments for paper, in part due to our restructuring activities (which included the closure of our Ottawa paper mill effective in the fourth quarter of 2007 and the reorganization of our Dryden paper mill at the end of 2007) as well as lower average selling prices and shipments for our wood products.

Cost of Sales, Excluding Depreciation and Amortization

Cost of sales, excluding depreciation and amortization, amounted to $1,336 million in the second quarter of 2008, an increase of $48 million, or 4%, compared to cost of sales, excluding depreciation and amortization, in the second quarter of 2007. This increase was mainly attributable to higher costs for fiber, energy, freight and chemicals in the second quarter of 2008, the impact on costs of a stronger Canadian dollar and the increase in shipments for pulp. These factors were partially offset by lower shipments for papers and wood products, lower maintenance costs as well as the realization of savings stemming from restructuring and synergy activities.

Depreciation and Amortization

Depreciation and amortization amounted to $118 million in the second quarter of 2008, a decrease of $14 million, or 11%, compared to depreciation and amortization in the second quarter of 2007. This decrease is primarily due to the completion of our purchase price allocation in the fourth quarter of 2007 affecting the valuation of property, plant and equipment acquired in the Transaction, partially offset by the negative impact of a stronger Canadian dollar.

Selling, General and Administrative

SG&A expenses amounted to $94 million in the second quarter of 2008, an increase of $2 million, or 2%, compared to SG&A in the second quarter of 2007. This increase in SG&A is mostly due to higher stock-based compensation costs as well as higher integration and optimization costs in the second quarter of 2008, partially offset by a gain of $6 million related to the sale of trademarks as well as the realization of savings stemming from restructuring and synergy activities. SG&A for the second quarter of 2007 included mark-to-market gains on financial instruments of $10 million and non-recurring transaction costs of $7 million arising from the Transaction.

Operating Income

Operating income in the second quarter of 2008 amounted to $80 million, an increase of $11 million, or 16%, compared to operating income of $69 million in the second quarter of 2007. The increase in operating income was mostly attributable to the factors mentioned above, partially offset by higher closure and restructuring costs. The increase in closure and restructuring costs is primarily due to the dismantling cost of a paper machine that is expected to be completed by the end of the third quarter of 2008.

Interest Expense

Interest expense in the second quarter of 2008 amounted to $37 million, a decrease of $10 million compared to interest expense of $47 million for the second quarter of 2007. This decrease in interest expense reflects lower long-term debt due to repayment of a portion of our tranche B term loan as well as lower interest rates in the second quarter of 2008 when compared to the second quarter of 2007.

Income Taxes

Income tax expense amounted to $19 million in the second quarter of 2008, which was comprised of current tax expense of $18 million and deferred tax expense of $1 million. We made income tax payments, net of refunds, of $39 million during the second quarter of 2008. In the second quarter of 2008, our effective tax rate was 42% compared to 35% in the first quarter of 2008 and 50% in the second quarter of 2007. The difference between the first and the second quarter is mainly due to the impact of the termination of a contract that happened in the first quarter of 2008 as well as to a slight revision of the forecasted effective tax rate.

Net Earnings

Net earnings amounted to $24 million ($0.05 per common share on a diluted basis) in the second quarter of 2008, an increase of $13 million compared to net earnings of $11 million ($0.02 per common share on a diluted basis) in the second quarter of 2007. This increase in net earnings was mainly attributable to the factors mentioned above.

TWENTY-SIX WEEK PERIOD ENDED JUNE 29, 2008 VERSUS

TWENTY-SIX WEEK PERIOD ENDED JULY 1, 2007

Sales

Sales for the first half of 2008 amounted to $3,304 million, an increase of $670 million, or 25%, from sales of $2,634 million in the first half of 2007 primarily due to the acquisition of Domtar Inc. on March 7, 2007. The increase was also attributable to higher average selling prices for pulp and paper and higher shipments for pulp. These factors were partially offset by lower shipments for paper, reflecting softer market demand for uncoated freesheet paper as well as our restructuring activities, which included the closure of our Ottawa paper mill effective in the fourth quarter of 2007 and the reorganization of our Dryden paper mill at the end of 2007, as well as lower shipments and average selling prices for our wood products.

Cost of Sales, Excluding Depreciation and Amortization

Cost of sales, excluding depreciation and amortization, amounted to $2,678 million in the first half of 2008, an increase of $532 million, or 25%, compared to cost of sales, excluding depreciation and amortization, in the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007. The increase was also attributable to the impact on costs of a stronger Canadian dollar, higher costs for raw materials, including fiber, energy and chemicals, higher freight costs as well as higher shipments for pulp. These factors were partially offset by the reversal of a provision for $23 million due to the early termination by the counterparty of an unfavorable contract as well as lower shipments for paper and wood products, lower costs for maintenance and the realization of savings stemming from restructuring and synergy activities. Cost of sales in the first quarter of 2007 also included an increase in environmental provision of $5 million.

Depreciation and Amortization

Depreciation and amortization amounted to $234 million in the first half of 2008, an increase of $24 million, or 11%, compared to depreciation and amortization in the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007. The increase was also attributable to the negative impact of a stronger Canadian dollar, partially offset by the completion of our purchase price allocation in the fourth quarter of 2007 affecting the valuation of property, plant and equipment acquired in the Transaction which reduced our depreciation and amortization expense.

Selling, General and Administrative

SG&A expenses amounted to $206 million in the first half of 2008, an increase of $73 million, or 55%, compared to SG&A in the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007. This increase in SG&A is also due to higher stock-based compensation costs, higher integration and optimization costs and pension expense in the first half of 2008, partially offset by a gain of $6 million related to the sale of trademarks as well as the realization of savings stemming from restructuring and synergy activities. SG&A for the first half of 2007 included mark-to-market gains on financial instruments of $10 million and non-recurring transaction costs of $7 million arising from the Transaction.

Operating Income

Operating income in the first half of 2008 amounted to $174 million, an increase of $34 million, or 24%, compared to operating income of $140 million in the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007. The increase in operating income was mostly attributable to the factors mentioned above, partially offset by higher closure and restructuring costs. The increase in closure and restructuring costs is primarily due to the dismantling cost of a paper machine that is expected to be completed by the end of the third quarter of 2008.

Interest Expense

We incurred $76 million of interest expense for the first half of 2008, an increase of $18 million compared to interest expense of $58 million for the first half of 2007. This increase was due to financing expense in the first quarter of 2007 including only 26 days of interest resulting from both the Transaction financing and interest on Domtar Inc. debt, partially offset by lower long-term debt due to repayments of our tranche B term loan as well as lower interest rates in the first half of 2008 when compared to the first half of 2007.

Income Taxes

Income tax expense amounted to $38 million in the first half of 2008, which was comprised of current tax expense of $25 million and deferred tax expense of $13 million. We made income tax payments, net of refunds, of $46 million during the first half of 2008. Our forecasted tax rate for

2008 is approximately 42% compared to an effective tax rate of 27% for the first half of 2007 and 29% for full year 2007. In the first half of 2008, our effective tax rate was 38% due to the impact of a terminated contract. Excluding a $15 million recovery related to statutory rate changes, the effective tax rate was 44% for full year 2007. Since most of our Canadian operations continue to experience operating losses, our forecasted tax rate is impacted by the weighted-average effect of both domestic and foreign statutory tax rates. Due to the volatility of foreign exchange rates, we are unable to estimate the impact of future changes in exchange rates on our forecasted tax rate for 2008.

Net Earnings

Net earnings amounted to $60 million ($0.12 per common share on a diluted basis) in the first half of 2008, unchanged from net earnings of $60 million ($0.14 per common share on a diluted basis) in the first half of 2007. Factors impacting net earnings are described above.

PAPERS

	Thirteen weeks ended		Twenty-six weeks ended
SELECTED INFORMATION	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
(In millions of U.S. dollars, unless otherwise noted)
Sales
Total sales	$1,407	$1,349	$2,836	$2,304
Intersegment sales	(73)	(66)	(156)	(90)

	$1,334	$1,283	$2,680	$2,214

Operating income	92	92	206	163

Shipments
Paper (in thousands of ST)	1,137	1,209	2,342	2,080
Pulp (in thousands of ADMT)	347	335	694	584
Benchmark prices[1]:
20- lb repro bond, 92 bright (copy) ($/ton)	$1,050	$963	$1,028	$947
50-lb offset, rolls ($/ton)	907	810	883	810
Coated publication, no.5, 40 lb Offset, rolls ($/ton)	975	748	938	763
Pulp NBSK – U.S. market ($/ADMT)	880	810	880	800
Pulp NBHK – Japan market[2] ($/ADMT)	755	640	735	640

[1]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[2]

Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of $15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

Sales and Operating Income

Sales

Sales in our Papers business amounted to $1,334 million in the second quarter of 2008, an increase of $51 million, or 4%, compared to sales of $1,283 million in the second quarter of 2007. The increase of $51 million in sales is attributable to higher average selling prices for pulp and paper in the second quarter of 2008, reflecting the price increases implemented toward the end of 2007 and in February 2008 as well as higher shipments for pulp of approximately 4%. These factors were partially offset by lower shipments for paper of approximately 6%, reflecting softer market demand for uncoated freesheet paper as well as our restructuring activities, which included the closure of our Ottawa paper mill effective in the fourth quarter of 2007 and the reorganization of our Dryden paper mill at the end of 2007.

For the first half of 2008, sales in our Papers business increased by $466 million, or 21%, compared to the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007. The increase is also attributable to higher average selling prices for pulp and paper, reflecting the same price increases mentioned above. Our shipments for pulp increased by approximately 19%, primarily due to the acquisition of Domtar Inc. and our paper shipments increased by 13%, due to the acquisition of Domtar Inc. partially offset by softer market demand for uncoated freesheet paper as well as our restructuring activities mentioned above.

Operating Income

Operating income in our Papers business amounted to $92 million in the second quarter of 2008, stable when compared to operating income of $92 million in the second quarter of 2007. Operating income was impacted by higher costs for fiber, the negative impact of a stronger Canadian dollar, higher energy, freight and chemicals costs, especially for caustic soda, sodium chlorate, sulfuric acid and starch, and lower shipments for paper. These factors were offset by higher average selling prices for pulp and paper, higher shipments for pulp, lower maintenance costs, the realization of savings stemming from restructuring and synergy activities as well as lower depreciation and amortization expense.

For the first half of 2008, operating income in our Papers business increased by $43 million, or 26%, compared to the first half of 2007 primarily due to the acquisition of Domtar Inc. on March 7, 2007. The increase is also attributable to higher average selling prices for pulp and paper, higher shipments for pulp, the realization of savings stemming from restructuring and synergy activities as well as lower depreciation and amortization expense. These factors were partially offset by higher costs for fiber, chemicals, energy and freight, the negative impact of a stronger Canadian dollar as well as lower shipments for paper.

Pricing Environment

In our Papers business, our average sales prices increased in the second quarter of 2008 compared to the second quarter of 2007. Our sales prices for copy 20 lb sheets and offset 50 lb rolls were higher by $96/ton and $79/ton, or 10% each, in the second quarter of 2008 compared to the second quarter of 2007, reflecting the price increases implemented toward the end of 2007 as well as the price increases implemented in February 2008. For the first half of 2008, our average sales prices increased when compared to the first half of 2007. Our average sales prices for copy 20 lb sheets and offset 50 lb rolls were higher by $100/ton and $61/ton, or 10% and 7%, respectively, in the first half of 2008 compared to the first half of 2007.

Our average sales prices for both Northern Bleached Softwood Kraft (“NBSK”) pulp and Northern Bleached Hardwood Kraft (“NBHK”) pulp increased by $83/tonne and $135/tonne, or 12% and 24%, respectively, in the second quarter of 2008 compared to the second quarter of 2007, reflecting the price increases implemented toward the end of 2007 as well as the price increases implemented in February 2008. For the first half of 2008, our average sales prices for NBSK and NBHK pulp increased by $85/tonne and $124/tonne, or 13% and 22%, respectively.

Operations

Shipments

Our paper shipments decreased by 72,000 tons, or 6%, in the second quarter of 2008 compared to the second quarter of 2007 primarily due to the reorganization of our Dryden paper mill announced in the fourth quarter of 2007 (which began in January 2008), the closure of our Ottawa paper mill effective in the fourth quarter of 2007, as well as softer market demand for uncoated freesheet paper. For the first half of 2008, our paper shipments increased by 262,000 tons, or 13%, when compared to the first half of 2007 primarily due to the acquisition of Domtar Inc. on March 7, 2007 and were negatively impacted by the factors mentioned above.

Our pulp trade shipments increased by 12,000 tonnes, or 4%, in the second quarter of 2008 compared to the second quarter of 2007 primarily due to the reorganization of our Woodland pulp mill in the third quarter of 2007. For the first half of 2008, our pulp trade shipments increased by 110,000 tonnes, or 19%, primarily due to the acquisition of Domtar Inc. on March 7, 2007, as well as the reorganization at our Woodland pulp mill and were negatively impacted by an increase in planned maintenance shutdowns as well as a lack of availability of ships and containers which impacted our pulp exports.

Labor

In May 2008, we signed a four year umbrella agreement with the United Steelworkers, affecting approximately 4,000 employees at our U.S. locations. This agreement only covers certain economic elements and all other contract issues will be negotiated at each operating location, as the related collective bargaining agreements become subject to renewal. The parties have agreed not to strike or lock-out during the terms of the respective locations and renewal agreements.

Closure and Restructuring

In December 2007, we announced the reorganization of our Dryden facility as well as the closure of our Port Edwards mill, effective in the first and second quarters of 2008, respectively. These measures resulted in the curtailment of approximately 336,000 tons of paper capacity per year and affected approximately 625 employees. The reorganization of our Dryden facility was successfully implemented in the first quarter of 2008 and the closure of our Port Edwards mill was effective at the end of June 2008.

In July 2007, we announced the closure of two paper machines, one at our Woodland pulp and paper mill and another at our Port Edwards pulp and paper mill as well as the closure of our Gatineau paper mill and our Ottawa converting center, effective October 2007. In total, these closures resulted in the curtailment of approximately 284,000 tons of paper capacity per year and affected approximately 430 employees.

Other

Our air permit for our Kamloops pulp mill required that the facility reduce air emissions of particulate matter by December 31, 2007. Compliance with the permit requirements is likely to require approximately $35 million in capital expenditures over the next 5 years. The Province of British

Columbia agreed to extend the deadline for compliance under specific conditions for a period of 5 years. We are currently evaluating our options. If we do not have sufficient resources to make the necessary capital expenditures or decide not to further invest in the facility, the facility may not be able to operate after the extension without significantly curtailing output, which could increase our production costs.

PAPER MERCHANTS

	Thirteen weeks ended		Twenty-six weeks ended
SELECTED INFORMATION	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
(In millions of U.S. dollars)
Sales	$243	$225	$505	$301

Operating income	2	2	5	6

Sales and Operating Income

Sales

Our Paper Merchants business generated sales of $243 million for the second quarter of 2008, an increase of $18 million when compared to sales of $225 million for the second quarter of 2007. This increase in sales was mostly attributable to higher selling prices as well as an increase in deliveries.

For the first half of 2008, sales in our Paper Merchants business increased by $204 million, or 68%, when compared to the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007 as well as the factors mentioned above. The Predecessor had no Paper Merchants operations and as a result, sales for the first half of 2007 represents only a sixteen-week period of sales, from March 7, 2007, to July 1, 2007.

Operating Income

Operating income amounted to $2 million for the second quarter of 2008, unchanged from operating income of $2 million for the second quarter of 2007. The increase in selling prices and deliveries was offset by an increase in costs as well as depreciation and amortization expense in the second quarter of 2008.

For the first half of 2008, operating income in our Paper Merchants business decreased by $1 million when compared to the first half of 2007, reflecting an increase in costs, including an increase in allowance for doubtful accounts, partially offset by an increase in deliveries. The Predecessor had no Paper Merchants operations and as a result, operating income for the first half of 2007 represents only a sixteen-week period of operations, from March 7, 2007 to July 1, 2007.

Operations

Labor

We have collective agreements covering six locations in the U.S. and five locations in Canada that will expire between December 2008 and December 2010.

WOOD

	Thirteen weeks ended		Twenty-six weeks ended
SELECTED INFORMATION	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
(In millions of U.S. dollars, unless otherwise noted)
Sales	$70	$90	$133	$137
Intersegment sales	(8)	(15)	(14)	(18)

	62	75	119	119
Operating loss	(12)	(20)	(34)	(24)

Shipments (millions of FBM)	181	227	341	315

Benchmark prices[1]:
Lumber G.L. 2x4x8 stud ($/MFBM)	$306	$335	$292	$326
Lumber G.L. 2x4 R/L no. 1 & no. 2 ($/MFBM)	309	332	300	332

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our sales prices.

Sales and Operating Loss

Sales

Sales in our Wood business amounted to $62 million in the second quarter of 2008, a decrease of $13 million, or 17%, compared to sales of $75 million in the second quarter of 2007. The decrease in sales of $13 million is attributable to lower average selling prices and lower shipments for wood products, resulting from the slowdown in the U.S. housing industry, as well as lower sales of wood chips, partially offset by the impact of reopening our Val d’Or and Matagami sawmills in June 2007 and January 2008, respectively.

For the first half of 2008, sales in our Wood business were stable at $119 million when compared to the first half of 2007. Our sales were favorably impacted by the acquisition of Domtar Inc. on March 7, 2007, offset by the factors mentioned above.

Operating Loss

Operating loss in our Wood business amounted to $12 million in the second quarter of 2008, a decrease in operating loss of $8 million compared to an operating loss of $20 million in the second quarter of 2007. The decrease in operating loss of $8 million is attributable to the sawmill reopenings mentioned above, and a gain of $1 million on the sale of our investment in Olav Haavaldsrud Timber Company Limited (“Haavaldsrud”), recorded in the second quarter of 2008, offset by lower average selling prices, lower shipments of wood products and the negative impact of a stronger Canadian dollar.

For the first half of 2008, operating loss in our Wood business increased by $10 million compared to the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007, as well as the factors mentioned above.

Pricing Environment

Our average sales price for Great Lakes 2x4 stud decreased by $29/MFBM, or 10%, and our average sales price for Great Lakes 2x4 random length decreased by $23/MFBM, or 8%, in the second quarter of 2008 compared to the second quarter of 2007. For the first half of 2008, our average sales prices for Great Lakes 2x4 stud lumber decreased by $34/MFBM, or 12%, and our average sales price for Great Lakes 2x4 random length lumber decreased by $32/MFBM, or 11%, when compared to the first half of 2007.

Operations

Shipments

Our lumber and wood shipments in the second quarter of 2008 decreased by 46 MFBM, or 20%, compared to shipments of the second quarter of 2007, primarily due to the slowdown in the U.S. housing industry. Our lumber and wood shipments in the first half of 2008 increased by 26 MFBM, or 8%, compared to shipments in the first half of 2007, primarily due to the acquisition of Domtar Inc. on March 7, 2007.

Labor

In July 2008, we signed a four year collective agreement for our Sainte-Marie sawmill, affecting approximately 70 employees.

Fiber supply

The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber, primarily softwood fiber, we are permitted to harvest annually under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters, or 21%, to approximately 1.8 million cubic meters. The Chief Forester of Quebec has proposed a further reduction of 55,000 cubic meters, or 3%, of the total softwood annual allowable cut of forests managed by us. On May 1, 2008, we announced an agreement in principle with the Minister of Natural Resources and Wildlife on the reallocation of forest harvesting rights in Northern Quebec. The proposed reallocation of volume will be for a period of 5 years and will allow us to execute our consolidation plan, providing the reallocation of 665,000 net annual cubic meters of wood for our Val d’Or sawmill and 450,000 net annual cubic meters of wood for our Matagami sawmill. This agreement in principle is subject to consultations with local elected officials, First Nation communities and other wood business operators of the region. The agreement in principle also calls for the permanent closure of the Lebel-sur-Quévillon sawmilling operations representing approximately 276,000 net annual cubic meters. In the event that our Lebel-sur-Quévillon sawmill is closed, it will impact approximately 215 employees and require approximately $4 million of severance costs. Our financial results should not be significantly impacted by this closure, other than for these severance costs.

On October 1, 2007, Domtar Inc. received a written notice from the Minister of Natural Resources and Wildlife for the province of Quebec purporting to revoke, effective September 14, 2007, Domtar Inc.’s forest license rights relating to its Grand-Remous and Malartic sawmills representing approximately 567,000 cubic meters of fiber on an annual basis. While we are currently seeking the reinstatement of these license rights through formal legal proceedings, there is no assurance that we will be successful and we may lose these forest license rights permanently.

Other

In June 2008, we sold our investment in Haavaldsrud, for total proceeds of $1 million and a corresponding gain of $1 million.

In July 2008, we completed a transaction to acquire the full ownership of Gogama Forest Products Inc., located in Ostrom, Ontario. We have been operating the facility as a 50% owned investment since 2003. The facility currently employs approximately 45 employees and has an annual lumber production capacity of 65 MFBM. This transaction will not have a significant impact on our financial results.

STOCK-BASED COMPENSATION EXPENSE

In February 2008, a number of new equity awards were granted, consisting of performance conditioned restricted stock units, restricted stock units and non-qualified stock options, which are subject to a variety of service, performance and market conditions.

For the second quarter of 2008 and the first half of 2008, compensation expense recognized in our results of operations was approximately $5 million and $10 million, respectively, for all of the outstanding awards and $3 million for the second quarter and first half of 2007. Compensation costs for performance awards are based on management’s best estimate of the ultimate performance measurement.

LIQUIDITY AND CAPITAL RESOURCES

Our principal cash requirements are for ongoing operating costs, working capital and capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through new financing, subject to satisfactory market conditions and credit ratings.

Our ability to make payments on and to refinance our indebtedness, including debt we have incurred under the Credit Agreement and outstanding Domtar Corporation notes, and to fund working capital, capital expenditures, debt service and investments, will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our Credit Agreement and debt indenture as well as conditions in future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Operating Activities

Cash flows provided from operating activities totaled $113 million in the second quarter of 2008, a $76 million decrease compared to cash flows provided from operating activities of $189 million in the second quarter of 2007. This decrease in cash flows provided from operating activities reflects an increase in requirements for working capital in part due to pension and other post-retirement contributions made in excess of pension and post-retirement expenses of $42 million.

Cash flows provided from operating activities totaled $140 million in the first half of 2008, a $140 million decrease compared to cash flows provided from operating activities of $280 million in the first half of 2007. This decrease in cash flows provided from operating activities reflects an increase in requirements for working capital in part due to pension and other post-retirement contributions made in excess of pension and post-retirement expenses of $47 million.

Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.

Investing Activities

Cash flows used for investing activities in the second quarter of 2008 amounted to $29 million, a $15 million increase compared to cash flows used for investing activities of $14 million in the second quarter of 2007. This increase in cash flows used for investing activities is primarily related to higher capital spending in the second quarter of 2008 as well as lower proceeds from disposals of property, plant and equipment due to proceeds received on the sale of our Vancouver mill in the second quarter of 2007.

Cash flows used for investing activities in the first half of 2008 amounted to $37 million, a $582 million decrease compared to cash flows provided from investing activities of $545 million in the first half of 2007. Excluding acquired cash of $573 million in the first quarter of 2007, cash flows used for investing activities was $28 million. The $9 million increase in cash flows used for investing activities, when excluding cash acquired, is primarily related to higher capital spending, in part due to the acquisition of Domtar Inc. on March 7, 2007.

We intend to limit our annual capital expenditures to below 60% of annual depreciation expense.

Financing Activities

Cash flows used for financing activities totaled $80 million in the second quarter of 2008 compared to cash flows used for financing activities of $198 million in the second quarter of 2007. This $118 million decrease in cash flows used for financing activities is mainly attributable to the repayment of $90 million under our revolving credit facility and a repayment of $80 million on our term loan in the second quarter of 2007, compared to a repayment of $25 million on our term loan in the second quarter of 2008, capital lease repayments of $6 million and a decrease in bank indebtedness.

Cash flows used for financing activities totaled $113 million in the first half of 2008 compared to cash flows used for financing activities of $744 million in the first half of 2007. This $631 million decrease in cash flows used for financing activities is mainly attributable to the distribution to Weyerhaeuser of $1,431 million upon the acquisition of Domtar Inc. in the first quarter of 2007, partially offset by borrowings under our Credit Agreement of $800 million (consisting of an $800 million tranche B term loan facility). In addition, in the first half of 2007, we repaid $80 million on our term loan, compared to a repayment of $50 million under our revolving credit facility and a repayment of $25 million of our tranche B term loan and capital lease repayments of $6 million in the first half of 2008.

Capital Resources

Net indebtedness, consisting of bank indebtedness and long-term debt, net of cash and cash equivalents, was $2,118 million at June 29, 2008, as compared to $2,222 million at December 30, 2007. The $104 million decrease in net indebtedness is primarily due to a repayment of $25 million of our tranche B term loan and capital lease repayments of $6 million in the second quarter of 2008 as well as a repayment of $50 million under our revolving bank credit facility in the first quarter of 2008 and lower bank indebtedness.

Our Credit Agreement, entered into in connection with the Transaction, consists of an $800 million senior secured tranche B term loan facility and a $750 million senior secured revolving credit facility. In connection with the closing of the Transaction, the Company borrowed $800 million under the tranche B term loan facility, which has subsequently been reduced to $616 million due to repayments. The revolving credit facility may be used by the Company, Domtar Paper Company, LLC and Domtar Inc. for working capital needs and for general corporate purposes and a portion is available for letters of credit. Borrowings by the Company and Domtar Paper Company, LLC under the revolving credit facility are available in U.S. dollars, and borrowings by Domtar Inc. under the revolving credit facility are available in U.S. dollars and/or Canadian dollars and are limited to $150 million (or the Canadian dollar equivalent thereof).

The tranche B term loan facility matures on March 7, 2014, and the revolving credit facility matures on March 7, 2012. The tranche B term loan facility amortizes in nominal quarterly installments (equal to one percent of the aggregate initial principal amount thereof per annum) with the balance due on the maturity date.

Amounts drawn under the tranche B term loan facility bear annual interest at either a Eurodollar rate plus a margin of 1.375%, or an alternate base rate plus a margin of 0.375%. Amounts drawn under the revolving credit facility bear annual interest at either a Eurodollar rate plus a margin of between 1.25% and 2.25%, or an alternate base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in U.S. dollars bear annual interest at either a Eurodollar rate plus a margin of between 1.25% and 2.25%, or a U.S. base rate plus a margin of between 0.25% and 1.25%. Amounts drawn under the revolving credit facility by Domtar Inc. in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of between 0.25% and 1.25%. Domtar Inc. may also issue bankers’ acceptances denominated in Canadian dollars which are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to between 1.25% and 2.25%. The interest rate margins and the acceptance fee, in each case, with respect to the revolving credit facility, are subject to change based on the Company’s consolidated leverage ratio.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of the Company and its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens (including sale and leasebacks), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions and changes in lines of business. For so long as the revolving credit commitments are outstanding, we are required to comply with a consolidated EBITDA (as defined under the Credit Agreement) to consolidated cash interest coverage ratio of greater than 2.50x and a consolidated debt to consolidated EBITDA (as defined under the Credit Agreement) ratio of less than 4.75x, decreasing to 4.5x on December 31, 2008. The Credit Agreement contains customary events of default, provided that non-compliance with the consolidated cash interest coverage ratio or consolidated leverage ratio will not constitute an event of default under the tranche B term loan facility unless it has not been waived by the revolving credit lenders within a period of 45 days after notice.

The Company’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries serve as guarantors of the senior secured credit facilities for any obligations thereunder of the Company and Domtar Paper Company, LLC, subject to certain agreed exceptions. The Company and its subsidiaries serve as guarantors of Domtar Inc.’s obligations as a borrower under the senior secured credit facilities, subject to agreed exceptions. Domtar Inc. does not guarantee Domtar Corporation’s obligations under the Credit Agreement.

The obligations of the borrowers in respect to the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect U.S. subsidiaries and 65% of the equity interests of the Company’s direct and indirect “first-tier” foreign subsidiaries, subject to agreed exceptions, and a perfected first priority security interest in substantially all of the Company’s and its direct and indirect U.S.

subsidiaries’ tangible and intangible assets. The obligations of Domtar Inc., and the obligations of the non-U.S. guarantors, in respect of the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect subsidiaries, subject to agreed exceptions, and a perfected first priority security interest, lien and hypothec in the inventory of Domtar Inc., its immediate parent, and its direct and indirect subsidiaries.

As of June 29, 2008, there were no outstanding borrowings under our revolving credit facility and no borrowings outstanding in the form of an overdraft. In addition, at June 29, 2008, we had outstanding letters of credit amounting to $46 million under this credit facility. We also have other outstanding letters of credit amounting to $2 million.

Credit Rating

RATING AGENCY	SECURITY	RATING
Moody’s Investors Services	Secured Credit Facilty	Ba1
	Unsecured debt obligations	B1

Standard & Poor’s	Secured Credit Facilty	BBB-
	Unsecured debt obligations	BB-

The ratings by Moody’s Investors Services (“Moody’s”) are the fifth and sixth best ratings in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the top end of a rating category. According to Moody’s, a rating of Ba has speculative elements and a rating of B is considered speculative. The recently updated ratings by Standard & Poor’s (“S&P”) are the fourth and fifth best ratings in terms of quality within ten rating gradations, with the “minus” indicating a ranking at the lower end of this category. According to S&P, ratings of BBB have adequate protection parameters and ratings of BB have significant speculative characteristics. Moody’s has its ratings “under review for possible upgrade” and S&P has a “stable” outlook in respect to its ratings.

A reduction in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Domtar Canada Paper Inc. Exchangeable Shares

Upon the consummation of the Transaction, Domtar Inc. shareholders had the option to receive either common stock of the Company or shares of Domtar (Canada) Paper Inc. that are exchangeable for common stock of the Company. As of June 29, 2008, we had 23,856,012 exchangeable shares issued and outstanding. The exchangeable shares of Domtar (Canada) Paper Inc. are intended to be substantially the economical equivalent to shares of the Company’s common stock. These shareholders may exchange the exchangeable shares for shares of Domtar Corporation common stock on a one-for-one basis at any time. The exchangeable shares may be redeemed by Domtar (Canada) Paper Inc. on a redemption date to be set by the Board of Directors, which cannot be prior to July 31, 2023, or upon the occurrence of certain specified events.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitization.

Receivables Securitization

We sell certain of our trade receivables through a securitization program, which expires in February 2011. We use securitization of our receivables as a source of financing by reducing our working capital requirements. This securitization program consists of the sale of receivables to a special purpose company which in turn transfers a senior beneficial interest in these receivables to a special purpose entity administered by a financial institution for multiple sellers of receivables. The agreement governing our receivables securitization program normally allows the daily sale of new receivables to replace those that have been collected. It also limits the cash that can be received from the sale of the senior beneficial interest to a maximum of $150 million. The subordinated interest retained by us is included in “Receivables” on the consolidated balance sheet and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interest approximates fair value.

As of June 29, 2008, the senior beneficial interest in receivables held by third parties was $125 million. We expect to continue selling receivables on an ongoing basis, given the attractive discount rates. Should this program be discontinued either by management’s decision or due to termination of the program by the provider, our working capital and bank debt requirements will increase.

GUARANTEES

Indemnifications

In the normal course of business, we offer indemnifications relating to the sale of our businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. At June 29, 2008, we are unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not yielded significant expenses in the past.

Tax Sharing Agreement

In conjunction with the Transaction, we signed a Tax Sharing Agreement that governs both our and Weyerhaeuser’s rights and obligations after the Transaction with respect to taxes for both pre and post-Distribution periods in regards to ordinary course taxes, and also covers related administrative matters. The Distribution refers to the distribution of our common stock to Weyerhaeuser shareholders.

We will generally be required to indemnify Weyerhaeuser and its shareholders against any tax resulting from the Distribution if that tax results from an act or omission by us after the Distribution. However, if Weyerhaeuser, should recognize a gain on the Distribution for reasons not related to an act or omission to act by us after the Distribution, Weyerhaeuser would be responsible for such taxes and would not be entitled to indemnification by us under the Tax Sharing Agreement. In addition, to preserve the Weyerhaeuser tax-free treatment of the Distribution, the following actions will be subject to restrictions for a two-year period following the date of the Distribution:

•	redemption, recapitalization, repurchase or acquisition of our own capital stock;

•	issuance of capital stock or convertible debt;

•	liquidation of Domtar Corporation;

•	discontinuance of the operations of the Weyerhaeuser Fine Paper Business;

•	sale or disposition (other than in the ordinary course of business) of all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

Pension plans

We have indemnified and held harmless the trustees of our pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions from us or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. At June 29, 2008, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.

E.B. Eddy Acquisition

On July 31, 1998, Domtar Inc. acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar Inc. in specified circumstances, Domtar Inc. may have to pay up to a maximum of approximately $118 million (CDN$120 million), an amount which is gradually declining over a 25-year period. At March 7, 2007, the closing date of the Transaction, the maximum amount of the purchase price adjustment was approximately $108 million (CDN$110 million). No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, we received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of approximately $108 million (CDN$110 million) as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of approximately $108 million (CDN$110 million) as well as additional compensatory damages. We do not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intend to defend ourselves vigorously against any claims with respect thereto. However, we may not be successful in our defense of such claims, and if we are ultimately required to pay an increase in consideration, such payment may have a material adverse effect on our liquidity, results of operations and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Change Implemented

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Beginning in fiscal year 2008, we have elected to partially adopt SFAS No. 157 in accordance with FASB Staff Position No. FAS 157-2 (“FSP FAS No. 157-2”), which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis including those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective December 31, 2007, did not have an impact on our consolidated financial position and results of operations. We are currently assessing the impact of fully adopting SFAS No. 157 on our future disclosure for non-financial assets and non-financial liabilities. There will be no impact on our consolidated financial position and results of operations as a result of the full implementation of SFAS No. 157.

Future Accounting Changes

Business combinations

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS No. 141(R) requires the acquirer to measure the noncontrolling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the noncontrolling interest in addition to the goodwill attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since Statement 141(R) will only be applicable to future business combinations, it will not have a significant effect on our financial position, results of operations or cash flows prior to such acquisitions.

Noncontrolling interests

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the noncontrolling interest. The Statement requires disclosure on the face of the consolidated statement of earnings of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the noncontrolling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

We do not expect the initial adoption of SFAS 160 to have a significant effect on our financial position, results of operations and cash flows as we have no significant noncontrolling interests.

Derivative instruments and hedging activities

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We are currently assessing the impact of SFAS No. 161 on our future disclosures.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters and other asset retirement obligations, useful lives, impairment of long-lived assets, goodwill, pension plans and other post-retirement benefit plans and income taxes based on currently available information. Actual results could differ from those estimates.

Critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

We have included in our Annual Report on Form 10-K for the year ended December 30, 2007, a discussion of these critical accounting policies, which are important to the understanding of our financial condition and results of operations and require management’s judgments. We did not make any changes in any of these critical accounting policies during the second quarter of 2008.

FORWARD-LOOKING STATEMENTS

The information included in this Quarterly Report on Form 10-Q may contain forward-looking statements relating to trends in, or representing management’s beliefs about, our future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on our results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in the U.S. and Canada;

•	market demand for our products, which may be tied to the relative strength of various U.S. and/or Canadian business segments;

•	product selling prices;

•	raw material prices, including wood fiber, energy and chemical;

•	performance of our manufacturing operations, including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar Inc. and the ability to realize anticipated cost savings;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar;

•	the effect of timing of retirements and changes in the market price of our common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risk Factors,” in item 1A of our Annual Report on Form 10-K, for the year ended December 30, 2007.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Quarterly Report on Form 10-Q. Unless specifically required by law, we assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information relating to quantitative and qualitative disclosure about market risk is contained in our Annual Report on Form 10-K for the year ended December 30, 2007. There has not been any material change in our exposure to market risk since March 30, 2008, except for the following.

FOREIGN CURRENCY RISK

We have manufacturing operations in the United States and Canada. As a result, we are exposed to movements in the foreign currency exchange rate in Canada. Approximately 19% of our uncoated freesheet paper production capacity and 55% of our trade pulp production capacity as well as our Wood business are in Canada, with manufacturing costs primarily denominated in Canadian dollars. Also, certain assets and liabilities are denominated in Canadian dollars and are exposed to foreign currency movements. As a result, our earnings are affected by an increase or decrease in the value of the Canadian dollar relative to the U.S. dollar. See Item 1A, Risk Factors – “The Company is affected by changes in currency exchange rate” in our Annual Report on Form 10-K for the year ended December 30, 2007. We use derivative instruments (currency options and forward foreign exchange contracts) to mitigate our exposure to fluctuations in foreign currency exchange rates. See the “Derivative instruments and hedging activities” section below for more information on our derivative instruments.

COST RISK

We purchase natural gas at the prevailing market price at the time of delivery and, as such, are subject to fluctuations in market prices. In order to manage the cash flow risk associated with purchases of natural gas, we use natural gas swaps to mitigate our exposure to fluctuations in natural gas prices for our forecasted natural gas purchases for periods up to three years as part of a hedging program. See the “Derivative instruments and hedging activities” section below for more information on our derivative instruments.

Derivative Instruments and hedging activities

We use derivative instruments (currency options and forward foreign exchange contracts) to mitigate our exposure to fluctuations in foreign currency exchange rates. Our risk management policy allows us to hedge a significant portion of our exposure to fluctuations in foreign currency exchange rates for periods up to three years. Forward foreign exchange contracts are contracts whereby we have the obligation to buy Canadian dollars at a specific rate. Currency options purchased are contracts whereby we have the right, but not the obligation, to buy Canadian dollars at the strike rate if the Canadian dollar trades above that rate. Currency options sold are contracts whereby we have the obligation to buy Canadian dollars at the strike rate if the Canadian dollar trades below that rate. Our policy is to hedge a significant portion of forecasted purchases in Canadian dollars. In addition, we use natural gas swap contracts to mitigate our exposure to fluctuations in natural gas prices. Our risk management policy allows us to hedge a significant portion of our forecasted natural gas purchases for periods up to three years. The swaps are contracts whereby we pay a fixed price per MMBtu and receive a floating price for the same quantity.

We do not enter into derivative financial instruments for trading or speculative purposes. The derivative financial instruments are recorded on the Consolidated Balance Sheet at fair value and are included in prepaid expenses and trade and other payables. The effective portion of the change in the fair value of derivative contracts as cash flow hedges is recorded as a component of accumulated other comprehensive income within shareholders’ equity, and is recognized in cost of sales in the period in which the hedged transaction occurs. These contracts are entered into with large, reputable financial institutions, which are monitored for counterparty risk.

Fair value measurements for our derivatives are classified under Level 2 because such measurements are determined using published market prices or are estimated based on observable inputs such as interest rates, yield curves, spot and future exchange rates. The forward foreign exchange contracts are valued using the interest rate parity principle and broker quotations taken on Reuters 3000. The currency option contracts are valued using the Garman Kohlhagen Model and broker quotations taken on Reuters 3000. The natural gas swap contracts are valued using the present value of the amount of the contract volume multiplied by the difference between the future prices quoted on Nymex and the contract price. The quotations used in these models were based on the rates in effect at June 29, 2008.

In 2008, we formally documented the relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. Foreign exchange forward contracts and currency option contracts used to hedge forecasted purchases in Canadian dollars are designated as cash flow hedges. Current contracts are used to hedge forecasted purchases over the next 12 months.

During the second quarter of 2008, we entered into natural gas swap contracts to hedge certain future identifiable natural gas purchases. We formally documented the relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. Natural gas swap contracts used to hedge forecasted natural gas purchases are designated as cash flow hedges. These contracts are used to hedge forecasted purchases over the next three years.

During the first half of 2008, we recorded an after tax loss of $4 million in accumulated other comprehensive income concerning these foreign currency and natural gas derivatives, which will be recognized in cost of sales upon maturity of the derivatives during the next three years at the then current values, which may be different from the June 29, 2008 values. At June 29, 2008, the fair value of these contracts were reflected on the Consolidated Balance Sheet at $8 million in prepaid expenses and $4 million in trade and other payables.

The natural gas swap contracts were fully effective as of June 29, 2008. The critical terms of the hedging instruments (currency options and foreign exchange forward contracts) and the hedged items match. As a result, there were no material amounts reflected in the Consolidated Statement of Earnings for the first half of 2008 resulting from hedge ineffectiveness.

During the first half of 2008, the gain recorded in cost of sales in the Consolidated Statement of Earnings related to the change in the fair value of foreign exchange forward contracts designated as cash flow hedges that matured during the period was not significant.

In 2007, we had derivative instruments that were recorded at fair value in the purchase price allocation. As such, hedge accounting was not permitted and these instruments were recorded at fair value with the resulting gains or losses reflected in earnings. For the second quarter of 2007 and the first half of 2007, we recorded nil in earnings. At December 30, 2007, we had no derivative instruments outstanding.

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure within the time periods specified in the Securities and Exchange Commissions rules and forms. As of the end of the period covered by this report, an evaluation was performed by members of management, at the direction and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 29, 2008, our disclosure controls and procedures were effective at a reasonable assurance level.

Change in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting during the period covered by this report.

We have ongoing initiatives to standardize and upgrade certain of our financial and operating systems. The system upgrades will be implemented in stages over the next several years. Management believes the necessary procedures are in place to maintain effective internal control over financial reporting as these initiatives continue.

PART II OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

A discussion of material developments in the Company’s litigation and settlement matters occurring in the period covered by this report is found in Note 13 to the financial statements in this Quarterly Report on Form 10-Q.

ITEM 1A.	RISK FACTORS

Our Annual Report on Form 10-K for the year ended December 30, 2007, contains important risk factors that could cause our actual results to differ materially from those projected in any forward-looking statement. There are no significant changes to the risk factors described in our Annual Report on Form 10-K.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable.

ITEM 3.	DEFAULT UPON SENIOR SECURITIES

Not applicable.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a)	The Annual Meeting of Stockholders of Domtar Corporation was held on May 6, 2008.

(b)	Four Class 1 Directors were elected: Jack C. Bingleman, Marvin D. Cooper, W. Henson Moore and Richard Tan. Directors whose terms of office continued after the annual meeting are Raymond Royer, Harold H. Mackay, Louis P. Gignac, Brian M. Levitt, Michael R. Onustock, Robert J. Steacy, William C. Stivers, Pamela B. Strobel and Denis Turcotte.

(c)	(i) The votes for or withheld for each nominee were:

	For	Withheld
Jack C. Bingleman	437,379,160	739,118
Marvin D. Cooper	437,364,138	754,140
W. Henson Moore	437,353,390	764,888
Richard Tan	437,365,124	753,154

(ii)	Stockholders voted to approve the amendments to the certificate of incorporation to provide for the annual election of our Board of Directors. The votes were as follows:

For	Against	Abstain
437,662,350	369,054	86,954

(iii)	Stockholders voted to approve the amendments to the certificate of incorporation to provide for the removal of directors by majority vote. The votes were as follows:

For	Against	Abstain
437,936,889	125,706	55,263

(iv)	Stockholders voted to approve the amendments to the certificate of incorporation to eliminate the supermajority vote required for amendments to the provision regarding the board of directors. The votes were as follows:

For	Against	Abstain
427,193,259	176,937	66,048

(v)	Stockholders voted to approve the amendments to the certificate of incorporation to delete the requirement that directors be elected by plurality vote in uncontested elections. The votes were as follows:

For	Against	Abstain
433,703,898	4,329,262	85,198

(vi)	Stockholders voted to ratify the appointment of PricewaterhouseCoopers LLP as the Corporation’s independent public accounting firm for the 2008 fiscal year. The votes were as follows:

For	Against	Abstain
437,830,054	208,606	79,698

(vii)	Stockholders voted to approve of certain performance goals under the Annual Incentive Plan. The votes were as follows:

For	Against	Abstain
436,101,159	1,920,083	97,116

(viii)	Stockholders voted to approve of certain performance goals under the Omnibus Stock Incentive Plan. The votes were as follows:

For	Against	Abstain
418,303,298	9,049,886	83,060

ITEM 5.	OTHER INFORMATION

Not applicable.

ITEM 6.	EXHIBITS

Exhibit 3.1	Amended and restated certificate of incorporation of Domtar Corporation

Exhibit 3.2	Amended and restated by-laws of Domtar Corporation

Exhibit 12.1	Computation of Ratio of Earnings to Fixed Charges

Exhibit 31.1	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

DOMTAR CORPORATION

Date: August 8, 2008	By:	/s/ RAZVAN THEODORU
Razvan Theodoru
Vice-President and Secretary

Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DOMTAR CORPORATION

The corporation was incorporated under the name Weyerhaeuser TIA, Inc. by the filing of its original Certificate of Incorporation with the Secretary of State of Delaware on August 16, 2006. The corporation subsequently filed a Restated Certificate of Incorporation, which became effective on March 5, 2007, with the Secretary of State of Delaware.

This Amended and Restated Certificate of Incorporation of the corporation, which both restates and amends the provisions of the corporation’s Restated Certificate of Incorporation, has been duly proposed by resolutions adopted and declared advisable by the Board of Directors of the corporation, duly adopted by the requisite votes of the stockholders of the corporation and duly executed and acknowledged by the officers of the Corporation in accordance with Sections 103, 242, and 245 of the General Corporation Law of the State of Delaware.

The Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

GENERAL

SECTION 1.01.    Name.    The name of the corporation (hereinafter called the “Corporation”) is Domtar Corporation.

SECTION 1.02.    Registered Agent.    The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, County of Kent, Dover, Delaware 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is National Registered Agents, Inc.

SECTION 1.03.    Purpose.    The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE II

CAPITAL STOCK

SECTION 2.01.    Authorized Capital Stock.    The aggregate number of shares which the Corporation shall have authority to issue is 2,000,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), one share of special voting stock, par value $0.01 per share (the “Special Voting Stock”) as provided in Section 2.03, and 20,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The number of authorized shares of any of the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock, the Special Voting Stock or the Common Stock voting separately as a class shall be required therefor.

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SECTION 2.02.    Preferred Stock.    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECTION 2.03.    Special Voting Stock.    The number of shares and the powers, privileges and rights, and the qualifications, limitations and restrictions of the Special Voting Stock shall be as follows:

(a)    Number of Shares.    There shall be one share of Special Voting Stock.

(b)    Dividends or Distributions.    Neither the holder nor, if different, the owner of the share of Special Voting Stock shall be entitled to receive dividends or distributions from the Corporation in its capacity as holder or owner thereof.

(c)    Voting Rights.    The holder of the share of Special Voting Stock shall have the following voting rights:

(i) The holder of the share of Special Voting Stock shall be entitled to vote on each matter on which holders of the Common Stock or stockholders generally are entitled to vote, and the holder of the share of Special Voting Stock shall be entitled to cast on each such matter a number of votes equal to the number of shares of Common Stock into which the exchangeable shares of Domtar (Canada) Paper Inc. (the “Exchangeable Shares”) outstanding on the record date for holders of Common Stock entitled to vote on any such matter are then exchangeable (A) that are not owned by the Corporation or its affiliates and (B) as to which the holder of the share of Special Voting Stock has timely received, as determined pursuant to the Voting and Exchange Trust Agreement to be entered into among Domtar (Canada) Paper Inc., Domtar Pacific Papers ULC, the Corporation and Computershare Trust Company of Canada, as trustee (as it may be amended from time to time, the “Voting Agreement”), voting instructions from the holders of such Exchangeable Shares in accordance with the Voting Agreement.

(ii) Except as otherwise provided herein or by applicable law, the holder of the share of Special Voting Stock and the holders of shares of Common Stock shall vote together as one class for the election of directors of the Corporation and on all other matters submitted to a vote of stockholders of the Corporation and any directors so elected shall be classified as provided in Article IV.

(d)    Liquidation Rights.

(i) In the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holder of the share of Special Voting Stock shall be entitled to receive out of the assets of the Corporation available for distribution to the stockholders, an amount equal to $0.01 before any distribution is made on the Common Stock of the Corporation or any other stock ranking junior to the Special Voting Stock as to distribution of assets upon voluntary or involuntary liquidation. After payment of the full amount of the liquidation preference of the share of Special Voting Stock, the holder of the share of Special Voting Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(ii) For the purposes of this Section 2.03(d), neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more other entities shall be deemed to be a voluntary or involuntary liquidation.

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(e)    No Redemption; No Sinking Fund.

(i) The share of Special Voting Stock shall not be subject to redemption by the Corporation or at the option of its holder, except that at such time as no Exchangeable Shares (other than Exchangeable Shares owned by the Corporation or its affiliates) shall be outstanding, the share of Special Voting Stock shall automatically be redeemed and canceled with an amount of $0.01 due and payable upon such redemption.

(ii) The share of Special Voting Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

(f)    Approvals.    During the term of the Voting Agreement, the Corporation shall obtain the consent of the holders of the Exchangeable Shares in order to issue any shares of Special Voting Stock in addition to the share of Special Voting Stock and shall obtain approval of the holder of the share of Special Voting Stock in order to amend any other term of the Special Voting Stock.

SECTION 2.04.    Common Stock.    (a)    General.    The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

(b)    Voting Rights.    Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate filed pursuant to the DGCL (“Certificate of Designation”) relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL. Except as otherwise provided by law, by this Restated Certificate of Incorporation (including any Certificate of Designation) or by the resolution or resolutions adopted by the Board of Directors designating any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of the members of the Board of Directors (each, a “Director”) and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

(c)    Dividends and Distributions.    Subject to Section 2.03(b), and subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared on the Common Stock by the Board of Directors at any time or from time to time out of any funds legally available therefor.

(d)    Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and subject to the rights of any class or series of stock having a preference over the Common Stock as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

SECTION 2.05.    Stock Ownership.    The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

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ARTICLE III

STOCKHOLDER ACTION

SECTION 3.01.    Stockholder Action.    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise provided by law, this Restated Certificate of Incorporation (including any Certificate of Designation), the Restated By-laws of the Corporation (the “By-laws”), applicable stock exchange rules or other rules and regulations applicable to the Corporation, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the “Whole Board”) or by the Chairman of the Board of Directors. No business other than that stated in the notice of meeting shall be transacted at any special meeting of stockholders.

ARTICLE IV

BOARD OF DIRECTORS

SECTION 4.01.    Election of Directors.    Unless and except to the extent that the By-laws shall so require, the election of Directors of the Corporation need not be by written ballot. Subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under this Restated Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors, the vote required to elect Directors shall be as specified in the By-laws.

SECTION 4.02.    Number.    Except as otherwise fixed by or pursuant to the provisions of Article II hereof relating to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect additional Directors under specified circumstances, the number of the Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board (but shall not be less than three).

SECTION 4.03.    Term.    At each annual meeting of stockholders, commencing at the 2008 annual meeting of stockholders, Directors re-elected or elected to succeed those Directors whose terms then expire shall be elected for a term of office to expire at the next succeeding annual meeting of stockholders after their election,

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each Director to hold office until such person’s successor shall have been duly elected and qualified. The original term of each Director serving as a “Class II” director or a “Class III” director as of the date of the 2008 annual meeting of stockholders shall remain unchanged such that the term of each Director serving as a “Class II” director shall expire at the 2009 annual meeting of stockholders and the term of each Director serving as a “Class III” director shall expire at the 2010 annual meetings of stockholders.

SECTION 4.04.    Newly Created Directorships And Vacancies.     Except as otherwise provided for or fixed by or pursuant to the provisions of Article II relating to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any Director elected in accordance with the preceding sentence shall hold office until the next succeeding annual meeting of stockholders after his or her election and until such Director’s successor shall have been duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

SECTION 4.05.    Removal.    Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any Director may be removed from office with or without cause by the affirmative vote of a majority of the voting power of the outstanding shares present in person or represented by proxy at a duly called annual or special meeting and entitled to vote generally in the election of Directors Voting Stock, voting together as a single class.

SECTION 4.06.    Preferred Stock.    Notwithstanding the foregoing, whenever the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up shall have the right, voting separately by series, to elect Directors under specified circumstances, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation applicable thereto.

ARTICLE V

BY-LAWS

SECTION 5.01.    Amendment, Repeal, etc.    Except as otherwise provided in a specific By-law, the By-laws may be adopted, altered, amended or repealed and new By-laws may be adopted (a) by the affirmative vote of a majority of the Whole Board, or (b) at any annual or special meeting of stockholders, by the affirmative vote of the holders of at least 75% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors (the “Voting Stock”) then outstanding, voting together as a single class.

ARTICLE VI

CERTIFICATE OF INCORPORATION

SECTION 6.01.    Amendment, Repeal, etc.    The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation,

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and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and except as set forth in Article VII, all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VI. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the voting power of the Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal Articles III, or V or this sentence.

ARTICLE VII

LIMITED LIABILITY; INDEMNIFICATION

SECTION 7.01.    Limited Liability of Directors.    A Director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL. Neither the amendment nor repeal of this Section 7.01 shall eliminate or reduce the effect of this Section 7.01 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 7.01, would accrue or arise, prior to such amendment or repeal.

SECTION 7.02.    Indemnification and Insurance.    (a)    Right To Indemnification.    Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974, as in effect from time to time) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors. The Corporation may pay the expenses incurred in defending any such Proceeding in advance of its final disposition; any advance payments to be paid by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that, to the extent the DGCL requires, the payment of such expenses incurred by a Director or officer in such person’s capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined that such Director or officer is not entitled to be indemnified under this Section 7.02 or otherwise. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to have the Corporation pay the expenses incurred in defending any Proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation.

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(b)    Right of Claimant to Bring Suit.    If a claim under paragraph (a) of this Section 7.02 is not paid in full by the Corporation within 30 calendar days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c)    Non-Exclusivity of Rights.    The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 7.02 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation (including any Certificate of Designation), By-law, agreement, vote of stockholders or disinterested Directors or otherwise. No repeal or modification of this Article VII shall in any way diminish or adversely affect the rights of any Director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(d)    Insurance.    The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

(e)    Severability.    If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VII (including, without limitation, each such portion of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

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Exhibit 3.2

AMENDED AND RESTATED BY-LAWS

OF

DOMTAR CORPORATION

(Adopted June 19, 2008)

ARTICLE I

OFFICES AND RECORDS

SECTION 1.01.    Delaware Office.    The principal office of Domtar Corporation (the “Corporation”) in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is National Registered Agents Inc., 160 Greentree Drive, Suite 101, County of Kent, Dover, Delaware 19904.

SECTION 1.02.    Other Offices.    The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) may designate or as the business of the Corporation may from time to time require.

SECTION 1.03.    Books and Records.    The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

SECTION 2.01.    Annual Meeting.    The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

SECTION 2.02.    Special Meeting.    Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) as to dividends or upon liquidation, dissolution or winding up, a special meeting of stockholders of the Corporation for any purpose or purposes may be called only by (a) the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of members of the Board of Directors (each a “Director”), which the Corporation would have if there were no vacancies (the “Whole Board”), or (b) by the Chairman of the Board of Directors (the “Chairman of the Board”). No business other than that stated in the notice of meeting shall be transacted at any special meeting of stockholders.

SECTION 2.03.    Place of Meeting.    The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual or special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

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SECTION 2.04.    Notice of Meeting.    Notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 nor more than 60 calendar days before the date of the meeting, whether annual or special, either personally, by mail or by other lawful means, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such person’s address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to notice are present (except when stockholders entitled to notice attend the meeting for the express purpose of objecting, at the beginning of the meeting, because the meeting is not lawfully called or convened), or if notice is waived by those not present in accordance with Section 6.04. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.05.    Quorum and Adjournment; Voting.    Except as otherwise provided by law or by the Certificate of Incorporation, the holders of one-third of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of Directors (the “Voting Stock”), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of one-third of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The presiding officer may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.06.    Proxies.    At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware (the “DGCL”)) by the stockholder, or by such person’s duly authorized attorney in fact.

SECTION 2.07.    Notice of Stockholder Business and Nominations.

(a)    Annual Meetings of Stockholders.    (i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation’s notice of meeting pursuant to Section 2.04, (B) by or at the direction of the Board of Directors, or (C) by any stockholder of the Corporation who was a stockholder of record at the time he or she gave notice as provided in paragraph (a)(ii) of this Section 2.07, who is entitled to vote at the meeting and who complies with the notice procedures set forth in paragraph (a)(ii) of this Section 2.07.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.07, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the 90th calendar day prior to such annual meeting; provided, further, however, that in the event that less than 100 calendar days’ notice or prior public disclosure by the Corporation of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar

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day on which such notice of the date of the annual meeting was mailed or such public announcement was made by the Corporation, whichever first occurs. For purposes of determining whether a stockholder’s notice shall have been delivered in a timely manner for the annual meeting of stockholders in 2008, the first anniversary of the previous year’s meeting shall be deemed to be May 9, 2008. In no event shall the public announcement by the Corporation of an adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-11 (or any successor thereof) under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (2) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.07 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board of Directors at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by paragraph (a)(ii) of this Section 2.07 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(b)    Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting under Section 2.04. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors, or (ii) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time he or she gave notice as provided in paragraph (a)(ii) of this Section 2.07, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this paragraph (b) of Section 2.07. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more Directors to the Board of Directors, any stockholder may nominate a person or persons (as the case may be) for election to such

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position(s) as specified in the Corporation’s notice of meeting pursuant to such clause (ii), if a notice by such stockholder meeting the requirements of paragraph (a)(ii) of this Section 2.07 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the 90th calendar day prior to such special meeting; provided, however, that in the event that less than 100 calendar days’ notice or prior public disclosure by the corporation of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar day on which notice of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting was mailed or such public announcement was made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(c)    General.    (i)    Only such persons who are nominated in accordance with the procedures set forth in this Section 2.07 shall be eligible to serve as Directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.07. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the presiding officer shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.07 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(ii)(C)(4) of this Section 2.07) and, if any proposed nomination or business is not in compliance with this Section 2.07, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.07, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(ii)    For purposes of this Section 2.07, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15 (d) of the Exchange Act.

(iii)    Notwithstanding the foregoing provisions of this Section 2.07, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.07. Nothing in this Section 2.07 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (b) of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up of the Corporation to elect Directors under the Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors.

SECTION 2.08.    Procedure for Election of Directors; Required Vote.    Election of Directors at all meetings of the stockholders at which Directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under the Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors, each Director shall be elected by the vote of the majority of the votes cast thereat with respect to the Director, excluding abstentions, provided that if at any such meeting the number of individuals duly nominated for election as a Director exceeds the number of Directors to be elected at such meeting, the Directors shall be elected by the vote of a plurality of the votes cast thereat.

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For purposes of this Section 2.08, a majority of the votes cast shall mean that the number of votes cast in favor of the election of a Director must exceed the number of votes cast against the election of that Director. Except as otherwise provided by law, the Certificate of Incorporation (including any Certificate of Designation (as defined in the Certificate of Incorporation)), applicable stock exchange rules or other rules and regulations applicable to the Corporation or these By-Laws, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

SECTION 2.09.    Inspectors of Elections; Opening and Closing the Polls.    (a)    The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at any meeting of stockholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person’s ability. The inspector(s) shall have the duties prescribed by law.

(b)    The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the officer presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the presiding officer shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding officer, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding officer at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding officer should so determine, such person shall so declare to the meeting that any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III

BOARD OF DIRECTORS

SECTION 3.01.    General Powers.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation required to be exercised or done by the stockholders.

SECTION 3.02.    Regular Meetings.    A regular meeting of the Board of Directors shall be held without notice in conjunction with the annual meeting of stockholders. The Board of Directors may, by resolution,

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provide the time and place for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.03.    Special Meetings.    Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

SECTION 3.04.    Notice.    Notice of any special meeting of Directors shall be given to each Director at such person’s business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or electronic or facsimile transmission, orally by telephone or any other lawful means. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least five calendar days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by electronic or facsimile transmission, such notice shall be deemed delivered adequately when the notice is transmitted at least 12 hours before such meeting. If by telephone, by hand delivery or by other lawful means, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-Laws, as provided in Section 8.01. A meeting may be held at any time without notice if all the Directors are present (except when Directors attend for the express purpose of objecting, at the beginning of the meeting, because it is not lawfully called or conveyed) or if those not present waive notice of the meeting either before or after such meeting.

SECTION 3.05.    Action by Consent of Board of Directors.    Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in accordance with applicable law.

SECTION 3.06.    Conference Telephone Meetings.    Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.07.    Quorum.    Subject to Article IV of the Certificate of Incorporation, a whole number of Directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 3.08.    Executive and Other Committees.    (a) The Board of Directors may designate by resolution or resolutions one or more committees, each of which shall consist of three or more Directors as set forth in the resolution designating such committee. The membership of each committee shall be determined by resolution of the Board of Directors. The Board of Directors may designate by resolution one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors when required.

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(b) A whole number of Directors equal to at least a majority of the total number of members of any committee shall constitute a quorum for the transaction of business, unless the Board of Directors shall otherwise provide. A majority of the total number of members of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided in Section 3.04. The Board of Directors shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

SECTION 3.09.    Records.    The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

OFFICERS

SECTION 4.01.    Elected Officers.    The elected officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, Senior Vice Presidents and Executive Vice Presidents and Vice Presidents) as the Board of Directors from time to time may deem proper. The Corporation shall have a non-executive Chairman of the Board who shall be chosen by resolution of the Board of Directors from among the Directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors. The Board of Directors may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board of Directors or by the Chief Executive Officer, as the case may be.

SECTION 4.02.    Election and Term of Office.    The elected officers of the Corporation shall be elected annually by resolution of the Board of Directors at the regular meeting of the Board of Directors held in conjunction with the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person’s successor shall have been duly elected and shall have qualified or until such person’s death or until he shall resign or be removed pursuant to Section 4.08.

SECTION 4.03.    Chairman of the Board.    The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall perform all duties as are properly required of him by the Board of Directors. The Chairman of the Board shall not serve as an officer of the Corporation. The Directors also may elect a Vice-Chairman to act in the place of the Chairman of the Board upon his or her absence or inability to act.

SECTION 4.04.    Chief Executive Officer; President.    (a) The Chief Executive Officer shall be responsible for the general management of the affairs of the Corporation and, if also a Director, shall, in the absence of or because of the inability to act of the Chairman of the Board (or any Vice-Chairman), perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors.

(b) The President shall have such powers and duties as may be delegated to him or her by the Board of Directors or the Chief Executive Officer. The President, if not also Chief Executive Officer, shall perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer’s absence or disability.

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SECTION 4.05.    Vice Presidents.    Each Senior Vice President and Executive Vice President and any Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors, the Chief Executive Officer or the President.

SECTION 4.06.    Treasurer.    (a) The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositories in the manner provided by resolution of the Board of Directors. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board of Directors or the Chief Executive Officer.

(b) The Treasurer may designate one or more Assistant Treasurers who shall have such of the authority and perform such of the duties of the Treasurer as may be assigned to them by the Board of Directors, the Chief Executive Officer or the Treasurer. During the Treasurer’s absence or inability, the Treasurer’s authority and duties shall be possessed by such Assistant Treasurer(s) as the Board of Directors or the Chief Executive Officer may designate.

SECTION 4.07.    Secretary.    (a) The Secretary shall keep or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be electronic or facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board of Directors or the Chief Executive Officer.

(b) The Secretary may designate one or more Assistant Secretaries who shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board of Directors, the Chief Executive Officer or by the Secretary. During the Secretary’s absence or inability, the Secretary’s authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board of Directors or the Chief Executive Officer may designate.

SECTION 4.08.    Removal.    Any officer elected by the Board of Directors may be removed by resolution of the Board of Directors whenever, in the judgment of the Board of Directors, the best interests of the Corporation would be served thereby. Any officer appointed by the Chief Executive Officer may be removed by him or her whenever, in such person’s judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person’s successor, such person’s death, such person’s resignation or such person’s removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee benefit plan.

SECTION 4.09.    Vacancies.    A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chief Executive Officer because of death, resignation, or removal may be filled by the Chief Executive Officer.

ARTICLE V

STOCK CERTIFICATES

SECTION 5.01.    Stock Certificates; Uncertificated Stock; Transfers.    The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the Corporation may from

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time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such person’s attorney, upon surrender for cancelation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe or as may otherwise be permitted by applicable law, which resolution may permit all or any of the signatures on such certificates to be electronic or facsimile. In case any officer, transfer agent or registrar who has signed or whose electronic or facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Notwithstanding the foregoing provisions regarding share certificates, the Corporation may provide that, subject to the rights of stockholders under applicable law, some or all of any or all classes or series of the Corporation’s Common Stock or Preferred Stock may be uncertificated shares.

SECTION 5.02.    Lost, Stolen Or Destroyed Certificates.    No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or such person’s discretion require.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.01.    Fiscal Year.    The fiscal year of the Corporation shall begin with the opening of business on the first Monday following the last Sunday of the preceding fiscal year, and end with the close of business on the last Sunday of the following December of each year.

SECTION 6.02.    Dividends.    The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 6.03.    Seal.    The corporate seal shall have inscribed thereon the words “Corporate Seal,” the year of incorporation and the word “Delaware.”

SECTION 6.04.    Waiver of Notice.    Whenever any notice is required to be given to any stockholder or Director under the provisions of the DGCL or these By-Laws, a waiver thereof given in accordance with applicable law shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

SECTION 6.05.    Audits.    The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

SECTION 6.06.    Resignations.    Any Director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

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ARTICLE VII

CONTRACTS, PROXIES, ETC.

SECTION 7.01.    Contracts.    Except as otherwise required by law, the Certificate of Incorporation (including a Certificate of Designation) or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board of Directors may determine. The Chairman of the Board, the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed or for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President of the Corporation may delegate contractual powers to others under such person’s jurisdiction; provided, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

SECTION 7.02.    Proxies.    Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holders of stock or other securities in any other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other entity, or to consent in accordance with applicable law, in the name of the Corporation as such holder, to any action by such other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII

AMENDMENTS

SECTION 8.01.    Amendments.    Except as otherwise provided in a specific By-law, the By-Laws may be altered or repealed and new By-Laws may be adopted (a) by the affirmative vote of a majority of the Whole Board, or (b) at any annual or special meeting of stockholders, by the affirmative vote of the holders of at least 75% of the voting power of all Voting Stock then outstanding, voting together as a single class, and provided, however, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting.

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Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

Notes to consolidated financial statements

June 29, 2008

(In millions of dollars, unless otherwise noted)

(Unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	June 29, 2008	July 1, 2007	June 29, 2008	July 1, 2007
	$		$
Available Earnings:
Earnings before income taxes	43	22	98	82
Add fixed charges:
Interest expense (excluding capitalized)	35	45	72	56
Amortization of loan costs	2	2	4	2
Interest factor in rents	2	3	4	6

Total earnings as defined	82	72	178	146

Fixed charges:
Interest expense incurred	35	45	72	56
Amortization of debt expense	2	2	4	2
Interest portion of rental expense	2	3	4	6

Total fixed charges	39	50	80	64

Ratio of earnings to fixed charges	2.1	1.4	2.2	2.3

Exhibit 31.1

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond Royer, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Domtar Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclose in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affected, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 8, 2008

/s/ Raymond Royer
Raymond Royer President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel Buron, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Domtar Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclose in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affected, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 8, 2008

/s/ Daniel Buron
Daniel Buron Senior Vice-President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT

TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies that to his knowledge, the Company’s Quarterly Report on Form 10-Q dated August 8, 2008 (the “Form 10-Q”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Raymond Royer
Raymond Royer President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT

TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies that to his knowledge, the Company’s Quarterly Report on Form 10-Q dated August 8, 2008 (the “Form 10-Q”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel Buron
Daniel Buron Senior Vice-President and Chief Financial Officer